                                                Filed Pursuant to Rule 424(b)(1)
                                                File No. 333-14545

PROSPECTUS

                                2,800,000 SHARES

                                 [ULTRAK LOGO]

                                  COMMON STOCK

     Of the 2,800,000 shares of Common Stock, $0.01 par value per share ("Common Stock"), offered hereby, 2,707,540 shares are being sold by Ultrak, Inc. (the "Company"), and 92,460 shares are being sold by a stockholder of the Company (the "Selling Stockholder"). See "Principal and Selling Stockholder." The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

     The Common Stock is traded on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "ULTK." On November 18, 1996, the last reported sale price of the Common Stock was $26.88 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ----------------------


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
             THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY
                     OR ADEQUACY OF THIS PROSPECTUS. ANY
                        REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
                                                                                      PROCEEDS TO
                              PRICE TO         UNDERWRITING        PROCEEDS TO          SELLING
                               PUBLIC           DISCOUNT(1)        COMPANY(2)         STOCKHOLDER
---------------------------------------------------------------------------------------------------
Per Share...............       $26.00              $1.37             $24.63             $24.63
---------------------------------------------------------------------------------------------------
Total(3)................     $72,800,000        $3,836,000         $66,686,710        $2,277,290
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $275,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day over-allotment option to purchase up to 420,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the Underwriters, the total Price to Public will be $83,720,000, the total Underwriting Discount will be $4,411,400 and the total Proceeds to Company will be $77,031,310. See "Underwriting."


                             ----------------------


     The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale, and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares of Common Stock will be available for delivery on or about November 22, 1996.


                             ----------------------


[J.C. BRADFORD & CO. LOGO]                  [HOAK BREEDLOVE WESNESKI & CO. LOGO]

                               November 18, 1996

                            INSIDE FRONT COVER PAGE

                                   [PICTURE]
                  A SAMPLING OF ULTRAK'S LOGOS AND TRADEMARKS

                               GATEFOLD -- INSIDE

PROFESSIONAL SECURITY & SURVEILLANCE

     [Picture] Photo, courtesy of Wal-Mart Stores, Inc., depicting Ultrak's CCTV systems in use.

CONSUMER SECURITY & SURVEILLANCE

     [Picture] Photo, courtesy of Staples, Inc, depicting Ultrak's EasyWatch wireless observation system on Staples' store shelf.

INDUSTRIAL

     [Picture] Photo, courtesy of USS/Kobe Steel Company, depicting CCTV systems in an industrial setting.

MOBILE VIDEO

     [Picture] Photo depicting school buses.

TRAFFIC MANAGEMENT

     [Picture] Photo depicting camera in high speed dome with pan-tilt-zoom capabilities above intersection.

DENTAL & MEDICAL

     [Picture] Photo depicting dental patient and dentist with Ultrak's UltraCam monitor.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A OF THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, (i) all references to "Ultrak" or to the "Company" include Ultrak, Inc. and its subsidiaries and predecessor, (ii) all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and (iii) all references to $, dollars or Dollars are references to United States dollars.

                                  THE COMPANY

     Ultrak is a leading supplier of closed-circuit television ("CCTV") and related products in the United States, with a growing presence in international markets. The Company designs, manufactures, markets and services CCTV and related products for use in security and surveillance, industrial, mobile video, traffic management, dental and medical and other applications. Ultrak has grown rapidly, with sales increasing from $1.8 million in 1987 to $125.0 million for the twelve months ended September 30, 1996, and is one of the three largest suppliers of CCTV products in the United States.

     The security and surveillance market for CCTV products is expanding because of the rapid rise in the cost of crime and the resulting desire of businesses and consumers to protect their facilities, personnel and assets from loss, harm and false liability claims. The United States CCTV industry for security and surveillance is projected to have 1996 revenues of $2.4 billion at the end-user level and is expected to grow by 11% annually through the year 2000, according to STAT Resources, a market research firm. Industrial uses of CCTV cameras include machine vision, computer imaging, robotics, high-speed inspection and monitoring of high-temperature furnaces. The mobile video products market consists of CCTV systems for mass transit vehicles, school buses, police and emergency vehicles and vehicles requiring rear vision, such as airport courtesy buses. Governmental entities use CCTV systems to monitor traffic, allowing them to modify the sequence of traffic lights, provide up-to-date traffic reports and more rapidly dispatch police and emergency vehicles. The dental and medical market consists of intraoral CCTV cameras for dentists and medical vision applications, such as otoscopes for eardrum examinations and cameras for microscopy, endoscopy, telemedicine and various surgical applications.

     The Company's objective is to become the world leader in the design, manufacture, marketing and service of CCTV and related products. This objective includes the development, through internal growth and acquisitions, of a comprehensive line of technologically advanced CCTV products and a worldwide marketing organization that can quickly and efficiently bring such products to market. The Company seeks to achieve this objective by: operating through focused selling groups organized by target market; working closely with customers to identify and develop new products faster than its competitors; relying on contract manufacturers to produce most of its products; providing innovative products that offer a strong price-value relationship to its customers; complementing internal growth with acquisitions; and pursuing international opportunities.

     The Company's CCTV products include a broad line of cameras, lenses, high-speed dome systems, monitors, time-lapse recorders, multiplexers, quad processors, switchers, wireless video transmission systems, computerized observation and security systems, control matrix switching systems and accessories. Other products include access control systems, electronic article surveillance systems, patient education systems and professional audio products. The Company's brand names include Ultrak(R), Exxis, Smart Choice(R), Mobile Video Products(TM), Diamond Electronics(TM), Industrial Vision Source(TM), MAXPRO, BST and UltraCam(R). The Company also sells brands such as Panasonic, Mitsubishi, Dedicated Micros and Sony. The Company's net sales of products bearing Ultrak brand names were 70% and 79% in 1995 and the first nine months of 1996, respectively. During 1995 and the first nine months of 1996, products accounting for approximately 93% and 85%, respectively, of net sales were purchased from contract manufacturers.

                                  ACQUISITIONS

     Acquisitions have contributed significantly to the Company's recent growth. The Company believes that acquisitions are an effective way to obtain new CCTV and related products and technologies, add experienced personnel, access additional channels of distribution, expand into new geographic territories, diversify its customer base and improve operating efficiencies through economies of scale. The Company believes that the CCTV industry is consolidating, which should present additional opportunities for growth through acquisitions. During 1995, the Company completed three acquisitions that expanded its product lines by adding patented ball cameras, specialized CCTV security and surveillance systems and a complete range of advanced CCTV accessories.

     During 1996, the Company completed the acquisitions of MAXPRO Systems Pty. Ltd. ("MAXPRO") and Groupe Bisset, s.a. ("Bisset"), and made a minority investment in Lenel Systems International, Inc. ("Lenel"). MAXPRO and Bisset collectively had net sales of approximately $16.0 million for the first nine months of 1996. Effective July 1, 1996, Ultrak acquired approximately 75% of the outstanding stock of MAXPRO for approximately $8.2 million in cash plus deferred consideration payable in Common Stock with a minimum value of $900,000. MAXPRO, a manufacturer and distributor of CCTV products based in Perth, Western Australia, adds large scale CCTV switching systems to the Company's product line and enables the Company to enter several new target geographic and customer markets. MAXPRO's CCTV switching systems consist of sophisticated, matrix video switching software that is coupled to a computer-controlled security input and output network. The systems allow a virtually unlimited number of input and output devices, including cameras, domes, VCRs and access control devices, to work together seamlessly. MAXPRO's switching systems are the base component of large CCTV systems, and the acquisition should provide Ultrak with enhanced opportunities for additional sales of peripherals such as domes, computer-based control equipment and accessories manufactured by the Company's subsidiary, Diamond Electronics, Inc. ("Diamond"). MAXPRO's CCTV systems are installed worldwide in casinos, airports, mines, nuclear power plants, prisons, military bases, office buildings and city surveillance systems.

     In September 1996, Ultrak acquired all of the outstanding share capital of Bisset, based in Paris and one of France's largest distributors of CCTV products, for $5.0 million in cash, 289,855 shares of Common Stock and deferred consideration, including possible earnout consideration. Bisset distributes products from manufacturers such as Diamond, Mitsubishi, Samsung, Sanyo, Ikegami and Pentax. It sells to installing dealers and systems integrators and provides technical support and full warranty repair and service. Bisset also designs, markets and sells audio equipment including mixers, equalizers, speakers and public address equipment under its own brand, BST, for the professional audio market. Bisset provides the Company with a prominent entry into the strategically important French market and provides the Company with expanded sales opportunities in Western Europe.

     In September 1996, Ultrak acquired approximately 24% of the outstanding stock of Lenel, a privately-held software company specializing in security access control based in Fairport, New York, for $2.6 million in cash, and entered into a worldwide reseller agreement with Lenel. Lenel's flagship product, OnGuard Plus, is an integrated multimedia security system, offering identification management, access control and alarm monitoring. The software provides advanced security and facility management via open systems architecture, flexibility, modularity and an easy to use Graphical User Interface (GUI). Lenel sells its products to installing security dealers and systems integrators. The investment in Lenel and the reseller agreement with Lenel demonstrate the Company's implementation of its strategy to add access control products to its CCTV security and surveillance systems.

     The Company intends to continue aggressively pursuing growth both internally and through acquisitions. The Company recently entered into a letter of intent to acquire a Belgium-based CCTV distributor with net sales of approximately $5.7 million in 1995 for approximately $400,000 in cash. The Company is currently engaged in preliminary discussions with several potential acquisition candidates that present opportunities to expand the Company's distribution channels, to grow its customer base and to add to its product line. Although it has no binding commitments to acquire such candidates, management believes that it is likely in the next few months that the Company may acquire certain of these candidates. Consideration may be paid in cash, Common Stock or a combination of the two, and any transaction may include earnout consideration payable in cash, Common Stock or a combination of the two. Actual expenditures on acquisitions could be significantly more or less than presently anticipated due to events not presently foreseen by management. There can be no assurances, however, that the Company will complete any of these acquisitions or any other acquisition.

                                  THE OFFERING

Common Stock offered by the Company.....     2,707,540 shares

Common Stock offered by Selling
Stockholder.............................     92,460 shares(1)

Common Stock to be outstanding after the
offering................................     13,435,701 shares(2)

Use of proceeds.........................     For repayment of certain
                                             indebtedness incurred in connection
                                             with the acquisition of Bisset and
                                             general corporate purposes,
                                             including potential future
                                             acquisitions. See "Use of
                                             Proceeds."

Nasdaq National Market symbol...........     ULTK

---------------

(1) Issuable upon exercise of warrants to be exercised at the time of closing of the offering.

(2) Excludes: (i) 658,676 shares of Common Stock issuable upon exercise of currently outstanding stock options, including 484,960 shares subject to currently exercisable options, and (ii) 406,981 shares of Common Stock issuable upon conversion of outstanding shares of Series A 12% Cumulative Convertible Preferred Stock, $5.00 par value (the "Series A Preferred Stock").

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth, for the periods and the dates indicated, summary consolidated financial data for the three fiscal years ended December 31, 1995, and the nine-month periods ended September 30, 1995 and 1996 and pro forma consolidated operating data for the fiscal year ended December 31, 1995 and the nine-month period ended September 30, 1996. The summary consolidated financial data include the effects of businesses acquired in 1994, 1995 and 1996 from the dates of acquisition. The pro forma consolidated operating data give effect to the acquisitions of Diamond, MAXPRO and Bisset as if they had been consummated on January 1, 1995. The unaudited selected pro forma condensed consolidated operating data set forth below are qualified by reference to and should be read in conjunction with, the historical financial statements of the Company, Diamond, MAXPRO and Bisset incorporated by reference in this Prospectus. The pro forma consolidated operating data set forth below do not give pro forma effect to the acquisitions of Koyo International, Inc. of America ("Koyo") or G.P.S. Standard U.S.A. ("GPS") or the minority investment in Lenel due to immateriality. The unaudited selected pro forma condensed consolidated operating data set forth below are not necessarily indicative of the results of the operations that might have occurred if the transactions had taken place on such date or of the Company's results of operations for any future period. The financial statements of MAXPRO and Bisset were converted from Australian Dollars and French Francs, respectively, using the exchange rates as of September 30, 1996 (1.26 Australian Dollars per one dollar and 5.16 French Francs per one dollar).

                                                                                                    NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                                ------------------------------------------    ------------------------------
                                                                                    PRO                               PRO
                                                                                   FORMA                             FORMA
                                                 1993       1994        1995      1995(1)      1995       1996      1996(1)
                                                -------    -------    --------    --------    -------    -------    --------
INCOME STATEMENT DATA:
Net sales.....................................  $52,412    $79,063    $101,232    $133,443    $72,565    $96,592    $110,383
Cost of sales.................................   39,554     59,350      76,319      96,474     55,111     67,963      76,730
                                                -------    -------    --------    --------    -------    -------    --------
Gross profit..................................   12,858     19,713      24,913      36,969     17,454     28,629      33,653
Marketing and sales expenses..................    7,025     11,201      13,255      16,321      9,483     13,399      15,061
General and administrative expenses...........    2,178      3,133       5,542      10,844      3,590      6,385       9,682
                                                -------    -------    --------    --------    -------    -------    --------
        Total operating expenses..............    9,203     14,334      18,797      27,165     13,073     19,784      24,743
                                                -------    -------    --------    --------    -------    -------    --------
Operating profit..............................    3,655      5,379       6,116       9,804      4,381      8,845       8,910
Other expense.................................      635      1,076       1,881       2,470      1,282        937         896
                                                -------    -------    --------    --------    -------    -------    --------
Income from continuing operations before
  income taxes................................    3,020      4,303       4,235       7,334      3,099      7,908       8,014
Income taxes..................................      382      1,514       1,540       2,947      1,148      2,773       3,039
                                                -------    -------    --------    --------    -------    -------    --------
Income from continuing operations.............    2,638      2,789       2,695       4,387      1,951      5,135       4,975
Income (loss) from discontinued operations....   (1,834)      (190)         --          --         --         --          --
                                                -------    -------    --------    --------    -------    -------    --------
        Net income............................      804      2,599       2,695       4,387      1,951      5,135       4,975
Dividend requirements on preferred stock......      117        117         117         117         88         88          88
                                                -------    -------    --------    --------    -------    -------    --------
Net income allocable to common stockholders...  $   687    $ 2,482    $  2,578    $  4,270    $ 1,863    $ 5,047    $  4,887
                                                =======    =======    ========    ========    =======    =======    ========
Weighted average shares outstanding...........    6,790      6,819       7,148       8,683      7,089      9,131      10,355
Income per common share from continuing
  operations..................................  $  0.37    $  0.39    $   0.36    $   0.49    $  0.26    $  0.55    $   0.47
Net income per common share...................  $  0.10    $  0.36    $   0.36    $   0.49    $  0.26    $  0.55    $   0.47

                                                                                            AS OF SEPTEMBER 30, 1996
                                                                                           --------------------------
                                                                                           ACTUAL      AS ADJUSTED(2)
                                                                                           -------     --------------
BALANCE SHEET DATA:
Cash and cash equivalents................................................................  $ 1,598        $ 64,725
Working capital..........................................................................   43,845         110,996
Total assets.............................................................................   92,219         155,346
Short-term debt..........................................................................    4,024              --
Long-term debt...........................................................................       --              --
Stockholders' equity.....................................................................   75,346         142,497

---------------

(1) See "Selected Pro Forma Condensed Consolidated Operating Data" and notes related thereto contained elsewhere in this Prospectus.

(2) Adjusted to reflect (i) the sale of 2,707,540 shares of Common Stock offered by the Company hereby at the public offering price of $26.00 per share, (ii) the exercise of warrants to purchase 92,460 shares of Common Stock offered by the Selling Stockholder and (iii) the anticipated application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to inherent risks and uncertainties, and actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered hereby.

DEPENDENCE UPON PRODUCT MANUFACTURERS

     Ultrak purchases most of the Ultrak-branded products it markets and sells from a limited number of non-affiliated contract manufacturers, including 36% in 1995 and 41% in the first nine months of 1996 from one South Korean supplier (based on a percentage of cost of sales). The Company will continue to depend substantially upon contract manufacturers in the future. The Company has in the past and may in the future experience difficulties obtaining, in a timely manner, certain products. The loss of any one supplier or an inability of suppliers to provide the Company with the required quantity or quality of products could have a material adverse effect on Ultrak's business until such time as an alternate source of supply for such products is found. In addition, given the time lag between order and receipt of products purchased from suppliers, accurate forecasting of product demand is especially important. On occasion, the Company has underestimated, and on other occasions, overestimated, future demand for particular products. The failure to forecast demand accurately can result in lower revenue than would otherwise be earned, or, alternatively, can result in excess inventory that may result in additional carrying costs or have other negative financial effects. See "Business -- Operations."

IMPACT AND RISKS OF ACQUISITIONS

     A significant percentage of the growth in the Company's revenues in 1995 and 1996 was attributable to acquisitions. Approximately 14% of the Company's pro forma revenues for the nine months ended September 30, 1996 is attributable to acquisitions, and the Company intends to continue growing in part through acquisitions. There can be no assurance that future acquisition opportunities will become available, that future acquisitions can be consummated on favorable terms or that such acquisitions will contribute to the Company's profitability. The Company's business strategy to pursue additional acquisitions may require the Company to incur debt in the future, result in potentially dilutive issuances of securities or result in increased goodwill, intangible assets and amortization expense. See "Business -- Strategy," "Business -- Acquisitions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Successful integration of an acquired company into existing operations can be difficult and costly. The desired benefits of an acquisition may not be achieved unless the separate operations of the Company and the acquired company are successfully combined in an orderly and timely manner. The acquisition and transition process also may divert substantial management time and attention from the Company's other operations and activities. Any limitations or difficulties encountered in the transition process could have a material adverse effect on the Company's business, financial condition and results of operations.

     While the Company has made other acquisitions, the Company has not previously made two acquisitions as large or geographically diverse as MAXPRO and Bisset within a single quarter. The Company expects that the business operations of MAXPRO and Bisset will initially continue in substantially the same manner as in the past. However, the long-term successful integration of these two acquired companies may depend on a number of factors, including the retention of key personnel, the Company's ability to capitalize on cross-marketing opportunities between the Company and MAXPRO and Bisset, and the Company's ability to improve operating efficiencies through economies of scale.

ABILITY TO ACHIEVE AND MANAGE GROWTH

     In addition to growth from acquisitions, the Company has experienced significant internal growth. The Company's ability to continue its internal growth will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, the Company's ability to maintain sufficient profit margins, and the Company's ability to adapt its infrastructure and systems to accommodate growth and recruit and train additional qualified personnel. See "Business -- Strategy."

RISKS OF INTERNATIONAL TRADE

     Because a substantial portion of the Company's purchases and sales of products are made internationally, international trade is important to the Company's business. International trade is subject to numerous risks, including labor strikes, shipping delays, political or economic instability, military action and import duties. There is no assurance that the United States, South Korea, Japan, France, Australia, Hong Kong, China or other nations will not in the future impose trade restrictions which could adversely affect the Company's operations. Currently, the United States imposes a 3% to 6% duty on selected imported products, and there are no United States quotas on the types of products distributed by the Company. However, there can be no assurance that quotas, taxes or further or greater duties or taxes will not be imposed in the future.

EXCHANGE RATE FLUCTUATIONS

     A substantial portion of the Company's purchases and sales occur outside of the United States. Since the revenues and expenses of the Company's foreign operations are generally denominated in local currencies, exchange rate fluctuations between local currencies and the dollar subject the Company to currency exchange risks with respect to the results of its foreign operations. Therefore, the Company is subject to these risks to the extent it is unable to denominate its purchases or sales in dollars or otherwise shift to its customers or suppliers the risks of currency exchange rate fluctuations. The Company currently does not engage in currency hedging transactions but may do so in the future. Therefore, fluctuations in exchange rates may affect the results of the Company's international operations reported in dollars and the value of such operations' net assets reported in dollars. Additionally, the results of operations, financial condition and competitive position of the Company may be affected by the relative strength of the currencies in countries where its products are sold. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

SUBSTANTIAL DISCRETION OF MANAGEMENT CONCERNING PROCEEDS OF OFFERING

     The Company has allocated approximately $2.0 million of the net proceeds of this offering for specific purposes, with the remaining net proceeds of $65.2 million to be used for general corporate purposes, including potential future acquisitions. Accordingly, management will have substantial discretion in spending the net proceeds to be received by the Company. There can be no assurance that the use of such net proceeds will enhance stockholder value. See "Use of Proceeds."

DEPENDENCE UPON MAJOR CUSTOMER

     During 1995 and the first nine months of 1996, sales to one customer, Sam's Wholesale Club, a division of Wal-Mart Stores, Inc., accounted for 14% and 13%, respectively, of the Company's net sales. An unexpected decline or loss of sales to this customer could have a material adverse effect on the Company.

DEPENDENCE UPON MANAGEMENT AND KEY PERSONNEL

     The ability of the Company to continue profitable operations will depend significantly upon its Chairman of the Board, Chief Executive Officer and President, George K. Broady; its Executive Vice President and Chief Operating Officer, James D. Pritchett; its Vice President-Finance and Chief Financial Officer, Tim D. Torno; and upon certain other key employees of the Company. The loss of the services of Messrs. Broady, Pritchett, Torno or of any of the Company's other key employees could have a material adverse effect upon the Company's business and operations. In addition, the Company's success will be dependent upon its ability to recruit and retain qualified personnel, including engineering personnel. With limited exceptions, the Company's employees are generally not subject to written employment agreements.

PRODUCT DESIGN AND DEVELOPMENT AND MARKET ACCEPTANCE

     The Company's business strategy emphasizes the design, development and commercialization of new CCTV and related products and the enhancement of existing products. There can be no assurance that the Company will be able to continue to develop new products, enhance existing products, have new products manufactured in a commercially viable manner or gain satisfactory market acceptance for such products. See "Business -- Product Design and Development."

COMPETITION

     The Company faces substantial competition in each of its target markets. Ultrak competes with a number of other companies, ranging from small local firms to large national and international firms, many of which have substantially greater financial, management, manufacturing, marketing and other resources than the Company. See "Business -- Competition."

CONTROL OF THE COMPANY BY PRINCIPAL STOCKHOLDER

     George K. Broady, the Chairman of the Board, Chief Executive Officer and President of the Company, is the beneficial owner of approximately 20% of the Common Stock and 100% of the Series A Preferred Stock. Each share of the Series A Preferred Stock has voting rights equal to 16.667 shares of the Common Stock. Prior to this offering, Mr. Broady controlled over 35% of the votes on all matters which were submitted to a vote of stockholders of the Company, and Mr. Broady will continue to control approximately 30% of such votes immediately after this offering. Although shares controlling a majority of the votes of the stockholders of the Company are necessary to take corporate action, following this offering, by virtue of his ownership of shares, Mr. Broady may effectively control such corporate actions, including the election of directors of the Company and the approval or disapproval of certain fundamental corporate transactions, including mergers, liquidation, a "going private" transaction, the sale of substantially all of the Company's assets and the authorization, issuance and sale of new securities of the Company, and may delay or prevent a change in control of the Company. See "Principal and Selling Stockholder" and "Description of Capital Stock."

PATENTS AND PROPRIETARY RIGHTS

     The Company's ability to compete effectively will depend, in part, on its ability to protect its intellectual property, including its patents, and on its ability to obtain patents. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation or that others will not develop competitive technologies or products. The Company's ability to compete effectively also depends on its ability to operate without infringing the proprietary rights of others. Competitors may have been issued patents on, or may obtain additional patents and proprietary rights relating to, products, technologies or processes competitive with those of the Company. There can be no assurance that the Company's outstanding or future patent applications will be approved, that the Company will in the future develop any proprietary products that are patentable, that issued patents will provide the Company with adequate protection for its inventions, technologies or processes or will not be challenged by third parties, that the patents of others will not impair the ability of the Company to do business or that others will not independently develop products that are similar or superior to the Company's products or technologies, duplicate any of the Company's products or technologies or design around any patents issued to the Company. See "Business -- Legal Proceedings."

PRODUCT LIABILITY

     A successful product liability claim brought against the Company in excess of its product liability insurance coverage could have a material adverse effect upon the Company's business, operating results and financial condition.

MARKET CONDITIONS; POSSIBLE VOLATILITY OF STOCK PRICE

     From time to time, there may be significant volatility in the market price for the Common Stock. The Company is not able to predict the effect on market prices of the distribution of the shares of Common Stock covered by this Prospectus. Further, factors such as new product announcements by the Company or its competitors, quarterly fluctuations in the Company's operating results and general conditions in the securities markets may have a significant impact on the market price of the Common Stock. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. See "Price Range of Common Stock and Dividend Policy."

ANTI-TAKEOVER PROVISIONS

     The shares beneficially owned by Mr. Broady and the Company's other executive officers, directors and affiliates and certain provisions contained in the Company's Certificate of Incorporation and By-Laws may have the effect of discouraging persons from pursuing a non-negotiated takeover of the Company and preventing certain changes of control. In addition, Section 203 of the Delaware General Corporation Law, which is applicable to the Company, contains provisions that restrict certain business combinations with interested stockholders, which may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company.

     In addition, the Company's Certificate of Incorporation authorizes 2,000,000 shares of Preferred Stock, $5.00 par value. The Company's Preferred Stock may be issued in series from time to time with such designations, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The potential exists, therefore, that additional series of the Company's Preferred Stock might be issued that would grant dividend preferences and liquidation preferences to preferred stockholders over holders of the Common Stock. Unless the nature of a particular transaction, applicable statutes or Nasdaq rules require such approval, the Board of Directors has the authority to issue Preferred Stock without stockholder approval. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without any further action by stockholders. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock in the offering and the exercise of warrants by the Selling Stockholder will be $67.2 million after deducting the underwriting discount and estimated offering expenses to be paid by the Company ($77.5 million if the Underwriters' over-allotment option is exercised in full), at the public offering price of $26.00 per share. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

     The Company will use approximately $2.0 million of the net proceeds of the offering to repay in full its indebtedness under that certain Loan and Security Agreement, dated July 26, 1996, among NationsBank of Texas, N.A. ("NationsBank"), the Company and its subsidiaries, as amended (the "NationsBank Financing Agreement"). Borrowings under the NationsBank Financing Agreement have been used to finance the acquisition of Bisset. Amounts outstanding under the NationsBank Financing Agreement bear interest, at the Company's option, at (i) NationsBank's prime rate (the "Prime Rate") minus 0.25% or (ii) an adjusted LIBOR Rate plus 0.75% and mature on July 26, 1999. The effective rate of interest under the NationsBank Financing Agreement was 8.0% as of November 15, 1996. The Company intends to leave the NationsBank Financing Agreement in place once the borrowings thereunder are repaid.

     The Company also intends to use certain of the net proceeds of this offering for general corporate purposes, including sales, marketing and customer support efforts, expansion of operations and product development. In addition, the Company may use a portion of the proceeds of this offering for the acquisition of businesses, products or technologies complementary to the Company's current business. The Company recently entered into a letter of intent to acquire a Belgium-based CCTV distributor with net sales of approximately $5.7 million in 1995 for approximately $400,000 in cash. The Company is currently engaged in preliminary discussions with several potential acquisition candidates that present opportunities to expand the Company's distribution channels, to grow its customer base and to add to its product line. Although it has no binding commitments to acquire such candidates, management believes that it is likely in the next few months that the Company may acquire certain of these candidates. There can be no assurances, however, that the Company will complete any of these acquisitions or any other acquisition.

     The Company has not determined the amounts it plans to expend on any of these uses or the timing of the expenditures. The amounts actually expended for these uses, if any, are at the discretion of the Company and may vary significantly depending upon a number of factors, including future revenue growth and the amount of cash generated by the Company's operations. Pending the application of such net proceeds for general corporate purposes and for acquisitions, the Company intends to invest such net proceeds in short-term, interest-bearing investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth cash and cash equivalents, short term debt and the Company's capitalization at September 30, 1996, (i) on a historical basis and (ii) as adjusted to give effect to the sale by the Company of 2,707,540 shares of Common Stock offered hereby at the public offering price of $26.00 per share, the exercise of warrants to purchase 92,460 shares of Common Stock offered by the Selling Stockholder and the repayment of the indebtedness incurred in the acquisition of Bisset as described in "Use of Proceeds." The data set forth below should be read in conjunction with the other financial information presented elsewhere or incorporated by reference in this Prospectus.

                                                                           AS OF SEPTEMBER 30,
                                                                                  1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Cash and cash equivalents..............................................  $ 1,598      $  64,725
                                                                         =======      =========
Short-term debt, including current portion of long-term debt...........  $ 4,024      $      --
                                                                         =======      =========
Long-term debt, net of current portion.................................       --             --
Stockholders' equity:
  Preferred Stock, $5.00 par value; 2,000,000 shares authorized;
     195,351 shares issued and outstanding.............................      977            977
  Common Stock, $0.01 par value; 20,000,000 shares authorized,
     10,623,831 shares issued and outstanding(1); 13,435,701 shares
     issued and outstanding as adjusted................................      106            134
  Additional paid-in capital...........................................   63,384        130,507
  Common Stock to be issued............................................    2,150          2,150
  Less: Treasury stock, 35,000 shares..................................     (246)          (246)
  Retained earnings....................................................    8,975          8,975
                                                                         -------      ---------
Total stockholders' equity.............................................   75,346        142,497
                                                                         -------      ---------
Total capitalization...................................................  $75,346      $ 142,497
                                                                         =======      =========

---------------

(1) Excludes 658,676 shares of Common Stock issuable upon exercise of currently outstanding stock options, including 484,960 shares subject to currently exercisable options.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock commenced trading on the Nasdaq National Market on January 18, 1994 under the symbol "ULTK." Prior to that time, the Common Stock was traded in the over-the-counter market. Prices shown do not include adjustments for retail markups, markdowns or commissions. The following table sets forth the high and low closing prices on the Nasdaq National Market for the periods indicated:

                                                                            HIGH         LOW
                                                                           ------       ------
1994
  First quarter..........................................................  $ 8.63       $ 5.75
  Second quarter.........................................................    7.13         4.50
  Third quarter..........................................................    7.38         6.50
  Fourth quarter.........................................................    8.00         6.38
1995
  First quarter..........................................................  $ 7.25       $ 5.63
  Second quarter.........................................................    9.50         6.38
  Third quarter..........................................................    7.38         5.63
  Fourth quarter.........................................................    6.44         4.75
1996
  First quarter..........................................................  $ 9.75       $ 6.38
  Second quarter.........................................................   19.38         9.25
  Third quarter..........................................................   29.00        15.63
  Fourth quarter (through November 18, 1996).............................   33.25        24.13

     On November 18, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $26.88. As of November 15, 1996, there were approximately 1,360 holders of record of the Common Stock.

     The Company has never paid cash dividends on the Common Stock. The Company presently intends to retain earnings to finance the development and expansion of its business. The declaration in the future of any cash dividends on the Common Stock will be at the discretion of the Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, general economic conditions and other pertinent factors. The Company intends to continue to pay dividends on outstanding shares of Series A Preferred Stock, all of which are owned by George K. Broady, the Chairman, Chief Executive Officer and President of the Company. Dividends in the amount of $117,210 have been paid annually to Mr. Broady since the issuance of the Series A Preferred Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial data for the Company as of and for the five fiscal years ended December 31, 1995, have been derived from the consolidated financial statements of the Company and its subsidiaries, which have been audited by Grant Thornton LLP, independent certified public accountants. The selected consolidated financial data as of and for the nine months ended September 30, 1995 and 1996, have been derived from the unaudited consolidated financial statements of the Company and its subsidiaries which, in the opinion of the Company's management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. The results of operations for an interim period are not necessarily indicative of future results. The selected consolidated financial data include the effects of businesses acquired in 1994, 1995 and 1996 from the dates of acquisition. This data should be read in conjunction with the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes incorporated by reference in this Prospectus.

                                                                                                          NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                                  ----------------------------------------------------    ------------------
                                                   1991       1992       1993       1994        1995       1995       1996
                                                  -------    -------    -------    -------    --------    -------    -------
INCOME STATEMENT DATA:
Net sales.......................................  $18,004    $28,864    $52,412    $79,063    $101,232    $72,565    $96,592
Cost of sales...................................   13,390     21,496     39,554     59,350      76,319     55,111     67,963
                                                  -------    -------    -------    -------    --------    -------    -------
Gross profit....................................    4,614      7,368     12,858     19,713      24,913     17,454     28,629
Marketing and sales expenses....................    1,592      4,579      7,025     11,201      13,255      9,483     13,399
General and administrative expenses.............    2,327      1,510      2,178      3,133       5,542      3,590      6,385
                                                  -------    -------    -------    -------    --------    -------    -------
        Total operating expenses................    3,919      6,089      9,203     14,334      18,797     13,073     19,784
                                                  -------    -------    -------    -------    --------    -------    -------
Operating profit................................      695      1,279      3,655      5,379       6,116      4,381      8,845
Other expense...................................      224        709        635      1,076       1,881      1,282        937
                                                  -------    -------    -------    -------    --------    -------    -------
Income from continuing operations before
  income taxes..................................      471        570      3,020      4,303       4,235      3,099      7,908
Income taxes....................................       --         26        382      1,514       1,540      1,148      2,773
                                                  -------    -------    -------    -------    --------    -------    -------
Income from continuing operations...............      471        544      2,638      2,789       2,695      1,951      5,135
Income (loss) from discontinued operations......       --        294     (1,834)      (190)         --         --         --
                                                  -------    -------    -------    -------    --------    -------    -------
        Net income..............................      471        838        804      2,599       2,695      1,951      5,135
Dividend requirements on preferred stock........      117        117        117        117         117         88         88
                                                  -------    -------    -------    -------    --------    -------    -------
Net income allocable to common stockholders.....  $   354    $   721    $   687    $ 2,482    $  2,578    $ 1,863    $ 5,047
                                                  =======    =======    =======    =======    ========    =======    =======
Weighted average shares outstanding.............    5,864      6,846      6,790      6,819       7,148      7,089      9,131
Income per common share from continuing
  operations....................................  $  0.06    $  0.06    $  0.37    $  0.39    $   0.36    $  0.26    $  0.55
Net income per common share.....................  $  0.06    $  0.11    $  0.10    $  0.36    $   0.36    $  0.26    $  0.55

                                                                        AS OF DECEMBER 31,                        AS OF
                                                        --------------------------------------------------    SEPTEMBER 30,
                                                         1991      1992       1993       1994       1995          1996
                                                        ------    -------    -------    -------    -------    -------------
BALANCE SHEET DATA:
Working capital.......................................  $2,949    $ 5,585    $ 4,966    $ 5,676    $ 9,880       $43,845
Total assets..........................................   8,054     16,199     25,385     36,353     52,955        92,219
Short-term debt.......................................   2,219      7,135     12,875     18,244     24,482         4,024
Long-term debt........................................     285        285         --         --      1,535            --
Stockholders' equity..................................   4,177      6,818      7,541     10,070     16,497        75,346

            SELECTED PRO FORMA CONDENSED CONSOLIDATED OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following unaudited selected pro forma condensed consolidated operating data of the Company for the year ended December 31, 1995 and for the nine months ended September 30, 1996, give effect to the acquisitions of Diamond, MAXPRO and Bisset as if they had been consummated on January 1, 1995. The unaudited selected pro forma condensed consolidated operating data set forth below are qualified by reference to and should be read in conjunction with, the historical financial statements of the Company, Diamond, MAXPRO and Bisset incorporated by reference in this Prospectus. The unaudited selected pro forma condensed consolidated operating data set forth below do not give pro forma effect to the acquisitions of Koyo or GPS or the minority investment in Lenel due to immateriality. The unaudited selected pro forma condensed consolidated operating data set forth below are not necessarily indicative of the results of the operations that might have occurred if the transactions had taken place on such date or of the Company's results of operations for any future period. The financial statements of MAXPRO and Bisset were converted from Australian Dollars and French Francs, respectively, using the exchange rates as of September 30, 1996 (1.26 Australian Dollars per one dollar and 5.16 French Francs per one dollar).

                                                                   YEAR ENDED DECEMBER 31, 1995
                                            ---------------------------------------------------------------------------
                                                                                            PRO FORMA       PRO FORMA
                                            COMPANY     DIAMOND(1)    MAXPRO    BISSET     ADJUSTMENTS     CONSOLIDATED
                                            --------    ----------    ------    -------    -----------     ------------
Net sales................................. $101,232       $6,142      $8,784    $17,818     $  (533)(3)       $133,443
Cost of sales.............................   76,319        4,163       4,400     12,125        (533)(3)         96,474
                                           --------       ------      ------    -------     -------           --------
Gross profit..............................   24,913        1,979       4,384      5,693          --             36,969
Marketing and sales expenses..............   13,255          877         666      1,523          --             16,321
General and administrative expenses.......    5,542          572       1,802      2,143         785(4)          10,844
                                           --------       ------      ------    -------     -------           --------
        Total operating expenses..........   18,797        1,449       2,468      3,666         785             27,165
Operating profit..........................    6,116          530       1,916      2,027        (785)             9,804
Other expense.............................    1,881          148         (36)       132         345(5)           2,470
                                           --------       ------      ------    -------     -------           --------
Income before income taxes................    4,235          382       1,952      1,895      (1,130)             7,334
Income taxes..............................    1,540          152         570        685          --              2,947
                                           --------       ------      ------    -------     -------           --------
        Net income........................    2,695       $  230      $1,382    $ 1,210     $(1,130)             4,387
                                                          ======      ======    =======     =======
Dividend requirements on preferred
  stock...................................      117                                                                117
                                           --------                                                           --------
Net income allocable to common
  stockholders............................ $  2,578                                                           $  4,270
                                           ========                                                           ========
Weighted average shares outstanding.......    7,148                                           1,535(6)           8,683
Net income per common share............... $   0.36                                                           $   0.49

                                                                   NINE MONTHS ENDED SEPTEMBER 30, 1996
                                                    ------------------------------------------------------------------
                                                                                           PRO FORMA       PRO FORMA
                                                    COMPANY     MAXPRO(2)     BISSET      ADJUSTMENTS     CONSOLIDATED
                                                    -------     ---------     -------     -----------     ------------
Net sales.........................................  $96,592      $ 2,726      $11,588     $    (523)(3)     $110,383
Cost of sales.....................................   67,963        1,448        7,842          (523)(3)       76,730
                                                    -------      -------      -------     ---------         --------
Gross profit......................................   28,629        1,278        3,746            --           33,653
Marketing and sales expense.......................   13,399          428        1,234            --           15,061
General and administrative expenses...............    6,385        1,156        1,561           580(4)         9,682
                                                    -------      -------      -------     ---------         --------
        Total operating expenses..................   19,784        1,584        2,795           580           24,743
Operating profit..................................    8,845         (306)         951          (580)           8,910
Other expense.....................................      937         (106)         105           (40)(5)          896
                                                    -------      -------      -------     ---------         --------
Income before income taxes........................    7,908         (200)         846          (540)           8,014
Income taxes......................................    2,773          (38)         304            --            3,039
                                                    -------      -------      -------     ---------         --------
        Net income................................    5,135      $  (162)     $   542     $    (540)           4,975
                                                                 =======      =======     =========
Dividend requirements on preferred stock..........       88                                                       88
                                                    -------                                                 --------
Net income allocable to common stockholders.......  $ 5,047                                                 $  4,887
                                                    =======                                                 ========
Weighted average shares outstanding...............    9,131                                   1,224(6)        10,355
Net income per common share.......................  $  0.55                                                 $   0.47

      NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED OPERATING DATA:

(1) Represents the results of operations of Diamond, which was acquired effective July 1, 1995, for the period from January 1, 1995 to June 30, 1995.

(2) Represents the results of operations of MAXPRO, which was acquired effective July 1, 1996, for the period from January 1, 1996 to June 30, 1996.

(3) To eliminate sales and cost of sales for sales between Bisset and Diamond.

(4) To reflect amortization of goodwill over 25 years as follows:

                                                        YEAR ENDED         NINE MONTHS ENDED
                                                     DECEMBER 31, 1995     SEPTEMBER 30, 1996
                                                     -----------------     ------------------
        Diamond..................................        $  12,000                    --
        MAXPRO...................................          317,000               238,000
        Bisset...................................          456,000               342,000
                                                         ---------              --------
                                                         $ 785,000              $580,000
                                                         =========              ========

(5) To record the effect of the 25% minority interest in MAXPRO.

(6) To reflect on a pro forma basis the increase in the common and common equivalent shares outstanding for the following:

     - 600,000 shares of Common Stock issued in connection with the acquisition of Diamond.

     - The number of shares of Common Stock that would have been issued to raise the cash portion of the acquisition price of MAXPRO ($8.2 million) using the Common Stock price of the May 1996 stock offering ($16.375 per share) less estimated expenses of 7%, plus a deferred amount payable in shares of Common Stock with a minimum value of $900,000.

     - The number of shares of Common Stock that would have been issued to raise the cash portion of the acquisition price of Bisset ($5.0 million) using the Common Stock price of the May 1996 stock offering ($16.375 per share) less estimated expenses of 7%, plus 289,855 shares of Common Stock issued on September 26, 1996 and a deferred amount payable in shares of Common Stock valued at $1,250,000.

    The additional shares of Common Stock on a pro forma basis are as follows:

                                                        YEAR ENDED         NINE MONTHS ENDED
                                                     DECEMBER 31, 1995     SEPTEMBER 30, 1996
                                                     -----------------     ------------------
          Diamond................................          300,000                     --
          MAXPRO.................................          571,138                560,229
          Bisset.................................          663,609                663,609
                                                         ---------              ---------
                                                         1,534,747              1,223,828
                                                         =========              =========

(7) The Bisset acquisition includes contingent consideration of up to $2.5 million payable one-half in cash and one-half in Common Stock if net income exceeds certain levels for the twelve months ended June 30, 1997. If the additional consideration is earned, the amounts paid will increase goodwill for the transaction and will be amortized over 24 years.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The consolidated financial statements include the accounts of Ultrak and its eight consolidated subsidiaries. The Company is further organized into separate selling divisions, all supported by common administrative functions such as credit, accounting, payroll, purchasing, warehousing, training and computer services. All significant intercompany balances and transactions among subsidiaries and divisions have been eliminated in consolidation.

     The Company has experienced substantial growth in recent years. During the past eight years, net sales have grown from $1.8 million in 1987 to $101.2 million in 1995, a compound annual growth rate of 66%. Increases in net sales have come from increased volume of sales of existing products to all of the markets served by the Company, introduction and sales of new products in the CCTV and related markets, creation of new selling groups to focus on new CCTV and related markets and acquisitions of businesses in the CCTV industry.

     During 1995, the Company completed three acquisitions. The largest company acquired was Diamond, a manufacturer of commercial CCTV security and surveillance systems used by large retailers, of traffic management systems used by municipalities and of viewing systems used by industry in hazardous settings. The transaction was accounted for as a purchase and the operations have been included in the Company's financial statements since July 1, 1995. Diamond's sales for the six months ended December 31, 1995 were approximately $6.9 million.

     In the third quarter of 1996, the Company completed two international acquisitions and made a minority investment in a third company. Effective July 1, 1996, Ultrak acquired approximately 75% of the outstanding stock of MAXPRO, a manufacturer of large scale CCTV switching systems based in Perth, Western Australia. The transaction was accounted for as a purchase and MAXPRO's operations have been included in the Company's financial statements since the date of acquisition. On September 26, 1996, Ultrak acquired all of the outstanding share capital of Bisset, a distributor of CCTV and professional audio products based in Paris, France. The transaction was accounted for as a purchase and Bisset's operations will be included in the Company's financial statements beginning October 1, 1996. On September 6, 1996, Ultrak acquired approximately 24% of the outstanding stock of Lenel, a domestic security access control software company. The Company accounts for its investment in Lenel using the equity method.

     Product sales are recorded when goods are shipped to the customer. Most of the Company's sales are made to its domestic customers on net 30 day credit terms after a credit review has been performed to establish creditworthiness and to determine an appropriate credit line. The Company's international sales are made under varying terms depending upon the creditworthiness of the customer, and include the use of letters of credit, payment in advance of shipment or open trade terms. Sales to one customer accounted for approximately 14% and 13% of total sales during 1995 and the nine months ended September 30, 1996, respectively.

     Cost of sales for most of the Company's products includes the cost of the product shipped plus freight, customs and other costs associated with delivery from foreign contract manufacturers or from domestic suppliers. Cost of sales for products manufactured by Ultrak includes direct labor and overhead as well as an allocated portion of indirect overhead.

     Marketing and sales expenses are costs related to the Company's sales efforts, which include costs incurred by both direct employees of the Company and independent sales representatives. Marketing and sales expenses consist primarily of salaries, commissions and related benefits, depreciation, telephone, advertising, warranty, printing, product literature, sales promotion and travel-related costs.

     General and administrative expenses include costs of all corporate and general administrative functions that support the existing selling divisions as well as provide the infrastructure for future growth. General and administrative expenses consist primarily of salaries and related benefits of executive, administrative, operations and engineering, research and development personnel, legal, audit and other professional fees, depreciation, supplies, other engineering costs and travel-related costs. During 1995, the Company added new corporate management in several areas to help facilitate and manage its growth.

     Engineering, research and product development costs are included in general and administrative expenses and consist primarily of salaries, overhead and material costs associated with the development of new products offered by the Company. All such costs are expensed when incurred. The Company's investment in engineering, research and product development increased significantly during 1995, and has continued to increase on an absolute basis in 1996.

     During 1995 and the nine months ended September 30, 1996, the Company incurred legal costs associated with a patent infringement lawsuit and the enforcement of rights it obtained from a patent acquired during 1995, and the Company expects to continue incurring such costs until the lawsuit is resolved. See "Business -- Legal Proceedings."

     The Company's consolidated financial statements are denominated in dollars and, accordingly, changes in the exchange rate between the Company's subsidiaries' local currency and the dollar will affect the conversion of such subsidiaries' financial results into dollars for purposes of reporting the Company's consolidated financial results. Conversion adjustments will be reported as a separate component of stockholders' equity. To date, such adjustments have not been material to the Company's financial statements.

     A substantial portion of the Company's purchases and sales are derived from operations outside the United States. Since the revenues and expenses of the Company's foreign operations are generally denominated in local currency, exchange rate fluctuations between local currencies and the dollar subject the Company to currency exchange risks with respect to the results of its foreign operations. Therefore, the Company is subject to these risks to the extent it is unable to denominate its purchases or sales in dollars or otherwise shift to its customers or suppliers the effects of currency exchange rate fluctuations. The Company currently does not engage in currency hedging transactions but may do so in the future. Such fluctuations in exchange rates could have a material adverse effect on the Company's results of operations.

     The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto incorporated by reference in this Prospectus.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of net sales represented by certain items in the Company's consolidated summary of income for the indicated periods.

                                                                                                        NINE MONTHS
                                                               YEAR ENDED DECEMBER 31,              ENDED SEPTEMBER 30,
                                                         -----------------------------------     -------------------------
                                                                                        PRO                           PRO
                                                                                       FORMA                         FORMA
                                                         1993      1994      1995      1995      1995      1996      1996
                                                         -----     -----     -----     -----     -----     -----     -----
Net sales..............................................  100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales..........................................   75.5      75.1      75.4      72.3      75.9      70.4      69.5
                                                         -----     -----     -----     -----     -----     -----     -----
Gross profit...........................................   24.5      24.9      24.6      27.7      24.1      29.6      30.5
Marketing and sales expenses...........................   13.4      14.2      13.1      12.2      13.1      13.9      13.6
General and administrative expenses....................    4.2       3.9       5.5       8.1       4.9       6.6       8.8
                                                         -----     -----     -----     -----     -----     -----     -----
        Total operating expenses.......................   17.6      18.1      18.6      20.3      18.0      20.5      22.4
                                                         -----     -----     -----     -----     -----     -----     -----
Operating profit.......................................    6.9       6.8       6.0       7.4       6.1       9.1       8.1
Other expense..........................................    1.2       1.4       1.8       1.9       1.8       1.0       0.8
                                                         -----     -----     -----     -----     -----     -----     -----
Income from continuing operations before income
  taxes................................................    5.7       5.4       4.2       5.5       4.3       8.1       7.3
Income taxes...........................................    0.7       1.9       1.5       2.2       1.6       2.8       2.8
                                                         -----     -----     -----     -----     -----     -----     -----
Income from continuing operations......................    5.0       3.5       2.7       3.3       2.7       5.3       4.5
Loss from discontinued operations......................   (3.5)     (0.2)       --        --        --        --        --
                                                         -----     -----     -----     -----     -----     -----     -----
Net income.............................................    1.5%      3.3%      2.7%      3.3%      2.7%      5.3%      4.5%
                                                         =====     =====     =====     =====     =====     =====     =====

  Nine Months Ended September 30, 1996, Compared to Nine Months Ended September 30, 1995

     For the nine months ended September 30, 1996, net sales were $96.6 million, an increase of $24.0 million (33%) over the same period in 1995. This increase for the nine months ended September 30, 1996 was due to the effect of the acquisitions of Diamond and MAXPRO, sales of new products introduced during 1996 and increased volume of sales of existing CCTV products to most of the markets served by the Company.

     Cost of sales was $68.0 million, an increase of $12.9 million (23%) over the same period in 1995. Gross profit margins on net sales increased to 29.6% for the nine months ended September 30, 1996 from 24.1% for the same period in 1995. This increase was due to increased sales levels of Ultrak-branded products, cost reductions realized in 1996 on certain Ultrak-branded products, the effect of the acquisitions of Diamond and MAXPRO (the manufactured products of which carry higher gross profit margins than other products sold by the Company) and higher margins earned on new products introduced during 1996.

     Marketing and sales expenses were $13.4 million, an increase of $3.9 million (41%) over the same period in 1995. Marketing and sales expenses for the nine months ended September 30, 1996 were 13.9% of net sales, up from 13.1% for the same period in 1995. This increase was due to the effect of acquisitions during 1995 and 1996 and the effect in 1996 of hiring additional sales, sales support and marketing personnel in anticipation of new product introductions and resulting sales activities, as well as the increased travel, printing, product literature, advertising and promotion costs associated with the introduction of new products.

     General and administrative expenses were $6.4 million, an increase of $2.8 million (78%) over the same period in 1995. General and administrative expenses for the nine months ended September 30, 1996 were 6.6% of net sales, up from 4.9% of net sales for the same period in 1995. This increase was primarily the result of (i) the acquisitions in 1995 and 1996, including Diamond and MAXPRO, which maintain certain separate administrative functions and have greater research and development costs, as a percent of net sales, than Ultrak's other operations, and (ii) the hiring of additional research and development and administrative staff to support the anticipated growth in sales.

     Other expenses were $937,000, a decrease of $346,000 (27%) from the same period in 1995. This decrease was due primarily to lower interest expense resulting from the repayment of bank and other lender borrowings in June 1996.

  Year Ended December 31, 1995, Compared with Year Ended December 31, 1994

     For the year ended December 31, 1995, net sales were $101.2 million, an increase of $22.2 million (28%) over 1994. This increase was due to the effect of new acquisitions during 1995, increased volume of sales of existing CCTV products to all of the markets that the Company serves and sales of new products introduced during 1995.

     Cost of sales was $76.3 million for 1995, an increase of $17.0 million (29%) over 1994. This increase was comparable to the overall increase in sales between the two periods. Gross profit margins decreased slightly to 24.6% in 1995 from 24.9% in 1994. This decrease was due to price competition in the CCTV market, offset partially by the effect of higher margins on new products and products marketed by companies acquired during 1995.

     Marketing and sales expenses were $13.3 million for 1995, an increase of $2.1 million (18%) over 1994. This increase was due to the effect in 1995 of new acquisitions and the effect of hiring additional CCTV sales and support staff as well as the increased travel and related costs incurred to support the increased level of business. Marketing and sales expenses during 1995 were 13.1% of net sales, down from 14.2% of net sales during 1994.

     General and administrative expenses were $5.5 million for 1995, an increase of $2.4 million (77%) over 1994. General and administrative expenses during 1995 were 5.5% of net sales, up from 3.9% of net sales during 1994. This increase was due to the effect in 1995 of new acquisitions, the creation of a separate engineering, research and product development function and the hiring of additional purchasing, operations and other administrative staff and related costs necessary to support the increased level of business.

     Other expenses were $1.9 million for 1995, an increase of $805,000 (75%) over 1994. The increase was due primarily to increased interest rates on higher borrowings outstanding during the year.

  Year Ended December 31, 1994, Compared with Year Ended December 31, 1993

     For the year ended December 31, 1994, sales from continuing operations were $79.1 million, an increase of $26.7 million (51%) over 1993. This growth was due primarily to increased volume of sales of existing CCTV products to all of the markets that the Company serves, and, in part, to new products introduced by the Company during 1994.

     Cost of sales was $59.4 million for 1994, an increase of $19.8 million (50%) over 1993. This increase was comparable to the overall increase in sales. Gross profit margins increased to 24.9% in 1994 from 24.5% in 1993, primarily because of new product sales at higher margins, offset somewhat by price competition in the CCTV market.

     Marketing and sales expenses were $11.2 million for 1994, an increase of $4.2 million (59%) over 1993. This increase was due to additional CCTV sales and sales support staff and related costs incurred to support the increased level of CCTV sales, travel and related costs and increased marketing, advertising and promotional costs.

     General and administrative expenses were $3.1 million for 1994, an increase of $1.0 million (44%) from 1993. This increase was due to the addition of administrative staff and related costs incurred to support the increase in sales.

     Other expenses were $1.1 million for 1994, an increase of $441,000 (69%) over 1993. This increase was due primarily to increased interest costs on borrowings offset partially by interest income on notes receivable.

     On July 22, 1993, the Company announced that it would discontinue its personal computer products business segment and concentrate its resources on the CCTV business segment. As a result of this decision, the operations and net assets of the personal computer business segment have been classified as discontinued operations for all periods presented.

     During 1994, the Company recorded an additional provision of $190,000, net of income tax benefit, to reflect costs of dissolution of the personal computer business, as well as provision for expected settlement costs of the remaining lawsuit relating to the discontinued operations.

     Sales included in discontinued operations for 1994 and 1993 were $111,000 and $19.2 million, respectively (not included in net sales reported from continuing operations above).

LIQUIDITY AND CAPITAL RESOURCES

     The Company had a net increase in cash for the nine months ended September 30, 1996 of approximately $292,000. Net cash used in operating activities for the period was approximately $8.9 million, primarily consisting of increases in accounts and notes receivable, inventory and advances for inventory purchases required by increased sales and decreases in trade accounts payable arising from the Company's decision to actively pursue early payment to earn discounts. Net cash used in investing activities was approximately $13.1 million consisting of purchases of property and equipment and cash payments made for acquisitions. Net cash provided by financing activities was approximately $22.3 million consisting of net proceeds from the sale of Common Stock in a public offering, offset by the repayment of borrowings on bank and other lender revolving lines of credit, the purchase of approximately $246,000 in treasury stock and the payment of dividends on the Series A Preferred Stock.

     On July 26, 1996, the Company entered into a three-year credit facility with a bank. The credit facility initially provides up to $20.0 million in revolving credit with interest at the Prime Rate minus 0.25% or LIBOR plus 0.75% payable quarterly. Borrowings under the facility are collateralized by substantially all assets of the Company. The credit facility contains certain restrictive covenants and conditions, including debt to cash flow, tangible net worth and fixed charge coverage ratios.

     As of September 30, 1996, the Company had unused available revolving lines of credit under its bank facility totaling approximately $16.0 million. The Company was in compliance with all of its covenants as of October 15, 1996.

     The Company believes that internally generated funds, available borrowings under the credit facility, current amounts of cash and the net proceeds from the sale of Common Stock offered hereby will be sufficient to meet its presently anticipated needs for working capital, capital expenditures and acquisitions, if any, for at least the next 12 months.

QUARTERLY RESULTS

     The following table sets forth certain quarterly income statement data for each of the Company's last two fiscal years and the first three quarters of 1996, shown in thousands except per share data, and the percentage of net sales represented by gross profit, operating profit and net income. The quarterly income statement data set forth below were derived from unaudited consolidated financial statements of the Company and its subsidiaries which, in the opinion of the Company's management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation.

                                                  1994                                        1995
                               ----------------------------------------    ----------------------------------------
                                FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD     FOURTH
                               QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                               -------    -------    -------    -------    -------    -------    -------    -------
Net sales....................  $17,809    $19,032    $21,525    $20,697    $21,829    $22,306    $28,429    $28,668

Gross profit.................    4,164      4,928      5,279      5,341      5,322      5,323      6,809      7,459

Operating profit.............    1,123      1,467      1,593      1,196      1,609      1,166      1,607      1,734

Net income...................      628        826        809        337        782        486        683        744

Net income per share.........   $ 0.09     $ 0.12     $ 0.11     $ 0.04     $ 0.11     $ 0.07     $ 0.09     $ 0.10



As a percentage of net sales:
Gross profit.................     23.4%      25.9%      24.5%      25.8%      24.4%      23.9%      24.0%      26.0%
Operating profit.............      6.3        7.7        7.4        5.8        7.4        5.2        5.7        6.0
Net income...................      3.5        4.3        3.8        1.6        3.6        2.2        2.4        2.6
                                            1996
                               -----------------------------
                                FIRST     SECOND      THIRD
                               QUARTER    QUARTER    QUARTER
                               -------    -------    -------
Net sales....................  $29,674    $31,766    $35,152

Gross profit.................    8,429      9,124     11,076

Operating profit.............    2,547      2,712      3,586

Net income...................    1,270      1,535      2,330

Net income per share.........   $ 0.16     $ 0.17     $ 0.21



As a percentage of net sales:
Gross profit.................     28.4%      28.7%      31.5%
Operating profit.............      8.6        8.5       10.2
Net income...................      4.3        4.8        6.6

                                    BUSINESS

GENERAL

     Ultrak is a leading supplier of CCTV and related products in the United States, with a growing presence in international markets. The Company designs, manufactures, markets and services CCTV and related products for use in security and surveillance, industrial, mobile video, traffic management, dental and medical and other applications. Primarily by operating through highly focused selling groups organized by target market and working closely with customers to identify and develop products faster than its competitors, the Company has generated rapid growth, with sales increasing from $1.8 million in 1987 to $125.0 million for the twelve months ended September 30, 1996. Ultrak is one of the three largest suppliers of CCTV products in the United States, and its objective is to become the world's leading supplier of such products.

     The Company was incorporated in Colorado in 1980 and reincorporated in Delaware in December 1995. The Company's principal executive offices are located at 1220 Champion Circle, Suite 100, Carrollton, Texas 75006 and its telephone number is (972) 280-9675.

INDUSTRY BACKGROUND AND MARKETS SERVED

     CCTV is a system of relaying video and audio signals from a camera to a monitor or a recording device. The term CCTV refers to a closed-circuit system sending signals to select receivers compared to a system broadcasting signals to the general public. While CCTV is mostly associated with crime detection and prevention, CCTV applications have expanded well beyond security uses. For example, CCTV is now used for industrial, mobile video, traffic management, dental and medical applications and monitoring of infants and the infirm. CCTV products are sold to distributors, installing dealers, certain end users, mass merchants, specialty retailers, systems integrators and governmental entities.

     The security and surveillance market segment is expanding primarily because of the rapid rise in the cost of crime and the resulting desire of businesses and consumers to protect their facilities, personnel and assets from loss, harm and false liability claims. The 1996 national retail security survey performed by the University of Florida indicated that 1995 retail inventory shrinkage rate was 1.87% of total retail sales. Likewise, business and insurer costs for employee and customer personal injury liability claims have increased significantly. Moreover, the FBI's 1994 Uniform Crime Report stated that there were approximately 2.7 million burglaries in the United States in 1994. CCTV is an effective way to deter or record criminal activity such as employee theft, shoplifting and burglary, and fraudulent "slip-and-fall" claims and other property damage or destruction. Technological developments have increased the use of CCTV systems for security and surveillance by expanding the capabilities while reducing the costs of such systems.

     The use of CCTV systems for other applications also arises from the desire of businesses or organizations to more closely monitor some form of activity. In these applications, CCTV is used as a tool to observe or record precision, remote or high speed activities. The development of smaller and better quality cameras, higher definition monitors and more advanced accessories have helped facilitate increased use of CCTV systems in a wide range of applications.

     Each of the major CCTV markets, as defined by the Company, is described below.

  Security and Surveillance

     The security and surveillance market consists of two major segments -- professional and consumer.

     - Professional CCTV systems can be very simple or tremendously complex. While a convenience store might employ a system consisting of a single camera and monitor, an airport system would likely include hundreds of cameras, monitors and video recorders along with computer-based control equipment and video multiplexers. These systems are typically sold through professional distributors, dealers and systems integrators which specialize in the sale and installation of CCTV equipment. Professionally installed CCTV systems are used in retail stores, banks, warehouses, office buildings, industrial sites, government facilities, casinos, mines, airports, prisons and, increasingly, in private homes.

       The United States CCTV industry for security and surveillance is projected to have 1996 revenues of $2.4 billion at the end-user level, according to STAT Resources, most of which was generated through professional channels. This market is expected to grow by 11% annually through the year 2000, according to the same study. Another study, performed by Frost & Sullivan, a market intelligence firm, estimates an annual growth rate of 16% for the period from 1994 through the year 2001. CCTV suppliers are only now beginning to serve the residential market for professionally installed CCTV systems.

     - The consumer security and surveillance market segment consists of those applications in which end users purchase security and surveillance systems and install the systems themselves in their small businesses or homes. CCTV products sold into this market are characterized by affordability, aesthetically appealing designs, ease of installation and maintenance and mobility. The typical consumer market CCTV system consists of a camera, monitor, switcher and, optionally, a video recorder, which system can be wired or wireless. Consumer CCTV products are sold through mass merchandisers, wholesale clubs, electronic retail stores and office and juvenile product superstores, as well as through retail catalogs. According to the United States Census Bureau, there were approximately 5.1 million businesses with less than 100 employees and 95 million households in the United States in 1993.

  Industrial

     CCTV cameras are used for machine vision, computer imaging, robotics, high-speed inspection and monitoring of high-temperature furnaces. Cameras are used in integrated circuit lead bonders, surface mount pick-and-place equipment, automated assembly lines, bottling plants, nuclear reactors and steel mills. CCTV-based machine vision offers more precise assessment than human visual inspection, and can measure image parameters which are imperceptible to the human eye. CCTV systems are also used to remotely monitor automated assembly lines to ensure that each process on the assembly line is accurately and completely performed.

     Cameras used in industrial applications face stringent resolution and speed requirements. They must operate in poor and changing lighting situations and hazardous environments. The types of cameras used in industrial environments vary widely, depending on application. They range from miniature board-level cameras with pinhole lenses and high image resolution levels to cameras mounted in water-cooled steel enclosures. In this market, CCTV products are typically purchased by systems integrators who assemble and sell equipment incorporating vision to manufacturers who use the equipment in their production processes.

     New industrial applications are emerging as new equipment is developed and as production automation levels increase. According to Frost & Sullivan, the market for cameras for manufacturing applications is expected to grow at a compound annual rate of 15% through 1999.

  Mobile Video

     The mobile video products market consists of CCTV systems for mass transit vehicles, school buses, police and emergency vehicles and vehicles requiring rear vision, such as airport courtesy buses. Through the use of CCTV products, the activities of those in or near mass transit vehicles, school buses and police and emergency vehicles can be monitored and recorded. Additional information, such as the speed of the vehicle and when brake, stop and emergency warning lights are in use, can also be recorded. Rear-vision mobile video products allow the driver of any large vehicle to see the activity or obstacles at the rear of the vehicle. CCTV systems sold to the mobile video products market typically consist of a high-resolution camera with built-in microphone and a specially-designed rugged system housing and, optionally, a monitor or video recorder.

     The public school bus market alone consists of over 400,000 buses, according to School Transportation News, an industry publication. According to the American Public Transit Association, there were approxi-mately 67,500 public transit vehicles in use in the United States in 1994, and the markets for police and emergency vehicles are also sizeable, reflecting the increasing opportunities for new applications for CCTV products.

  Traffic Management

     The traffic management market, consisting of governmental entities and agencies, is a relatively new CCTV market in the United States. By installing cameras on light poles, signal lights, buildings or other structures to monitor critical intersections or stretches of highways, traffic control operators can intervene from a central control room by modifying the sequence of traffic lights, or by providing up-to-date traffic information through changeable message signs and local radio stations. In the event of an accident, police and emergency vehicles can be dispatched more quickly. CCTV systems also enable transportation authorities to count vehicles on highways and at intersections, important information necessary for long-term road-planning. As side benefits, reductions in traffic congestion and delays reduce fuel consumption and improve air quality. CCTV products can also be used to assist in determining responsibility for traffic accidents and ensuring compliance with vehicle licensing procedures.

  Dental and Medical

     The dental and medical market consists of intraoral CCTV cameras for the dental market and medical vision applications, such as otoscopes for eardrum examinations and cameras for microscopy, endoscopy, telemedicine and various surgical applications.

     CCTV products assist dentists in diagnosing problems for patients and help in explaining the proposed treatment to the patient, thereby increasing the rate of patient acceptance of proposed treatments. By means of a video printer, dentists can print pictures of the patient's teeth, providing documentation for insurance and legal purposes, as well as for the dentist's patient file. The primary dental target market for CCTV systems consists of the approximately 113,000 general dentistry practitioners, about 70% of whom currently do not own an intraoral camera system, according to a survey conducted for Dental Products Report in 1995. According to the same survey, 53% of the surveyed dentists have considered or are considering buying an intraoral camera.

     Telemedicine is an emerging CCTV application that allows doctors to study images over long distances using regular telephone or cellular phone lines, microwave signals and even satellite links to examine patients in ambulances and instruct paramedics on emergency treatment. Rural areas with few hospitals can also benefit from telemedicine by bringing patient and specialist together through video link. Frost & Sullivan has estimated that the market for cameras in medical applications will grow at a compound annual growth rate of 13% through 1999.

  Other Markets

     Other emerging markets and applications for products used in conjunction with CCTV include:

     - Electronic Article Surveillance ("EAS") -- a theft-prevention system used in retail stores. When the EAS system triggers an alarm, a CCTV camera automatically records the shoplifter leaving the store with the stolen goods.

     - Access control systems -- computer-controlled systems which electronically activate door locks. When an individual enters a pass code or swipes a card through an entry device mounted near the door, a CCTV camera activates and records the person. CCTV systems are often used with access control systems to monitor individuals entering or leaving a facility and to provide a video record of alarm events generated by the access control system. The systems are used primarily at commercial facilities because they provide a much higher level of physical security and management control than traditional keys and mechanical door locks.

     - Radar systems used to record vehicle speeds -- systems that can be combined with police CCTV systems. When the radar detects a speeding vehicle, the video system automatically activates to record the speeding vehicle.

  International

     The Company believes that the international potential for CCTV and related products is at least equal to the U.S. market. In general, the same types of products are used worldwide. Acceptance and penetration levels of CCTV products vary depending on the market and application. In Japan and Western Europe, the CCTV market currently consists primarily of high-end systems; therefore, the current limited use of simpler consumer and small-business applications offers future growth potential. In other international markets, the CCTV market is largely underdeveloped, providing growth opportunities in a wide range of applications.

     The European market for CCTV products is fragmented and highly competitive. There are many small and mid-sized suppliers in each country, many of which are limited in their growth potential because they cannot offer the right product mix, or because they do not have the resources to expand into other countries. Given these limitations, certain of these companies may pursue joint ventures or business combinations as a way to expand their future growth potential. According to a 1994 study performed by Frost & Sullivan, the European CCTV market was $940 million in 1992, with a projected annual growth rate of 14% through 1997.

     The Japanese CCTV market is expanding. The market is dominated by large Japanese companies such as Panasonic, Mitsubishi, Ikegami and others who sell directly or reach installing dealers through their own distributors.

STRATEGY

     Ultrak's objective is to become the world leader in the design, manufacture, marketing and service of CCTV and related products. This objective includes the development, through internal growth and acquisitions, of a comprehensive line of technologically advanced CCTV products and a worldwide marketing organization that can quickly and efficiently bring such products to market. The Company seeks to achieve this objective through the following strategies:

     Highly focused sales and marketing. The Company operates through focused selling groups organized by target market. The Company believes that this focused approach permits the selling groups to respond more quickly to customer needs, identify and pursue market opportunities, achieve better market penetration and increase market share. As the Company enters into new markets for its existing and new products, new selling groups are created or acquired to address these new markets, leveraging the Company's corporate infrastructure. See "-- Marketing and Sales."

     Customer-driven product development. The Company's highly focused sales and marketing strategy allows the selling groups to work closely with customers to understand their needs. Based on the information collected by the selling groups, the Company's engineering staff, working independently and with the engineering staffs of the Company's contract manufacturers, identifies and develops new products that will satisfy these needs. Ultrak believes that this method has enabled it to develop innovative products responsive to customer needs faster than its competitors. See "-- Product Design and Development."

     Cost-effective product design and production. The Company utilizes contract manufacturers to augment its product design efforts and to cost-effectively manufacture products. The CCTV industry is characterized by technological change and, to remain competitive, the ability to develop and manufacture cost-effective products is vital. The Company believes that, by relying on contract manufacturers to produce most of its products, it is able to avoid significant capital expenditures for manufacturing equipment, gain access to technologically advanced production equipment, take advantage of the engineering resources of its contract manufacturers and concentrate its resources on engineering, marketing and sales. See "-- Product Design and Development."

     Delivery of innovative, value-oriented products. Ultrak seeks to provide innovative products that offer a strong price-value relationship to its customers. The Company endeavors to offer products that deliver greater or differentiated operating features at highly competitive prices. The Company's strategy of selling through multiple distribution channels results in increased sales of its products, thereby lowering unit production costs. See
"-- Products."

     Growth through acquisitions. The Company anticipates that it will continue to complement its internal growth, both in number of products and distribution channels, through acquisitions. The Company has found that acquisitions are an effective means of adding experienced personnel and obtaining or expanding technologies, products and markets. In the third quarter of 1996, the Company completed two acquisitions and made a minority investment in one company, adding products to broaden its product offerings and providing entry into new target geographic and customer markets. The Company continues to evaluate opportunities for acquisitions or joint ventures. See "-- Acquisitions."

     Expansion of international sales. The Company is aggressively pursuing international opportunities for its products. The Company began its international marketing effort in 1995 and has significantly expanded its international presence through the recent acquisitions of MAXPRO (Australia) and Bisset (France). The Company believes that, based on the results of these initial efforts, the international potential for its products is substantial in regards to efficient distribution, marketing, profitability and new product introduction. See "-- Marketing and Sales."

ACQUISITIONS

     Acquisitions have contributed significantly to the Company's recent growth. The Company believes that acquisitions are an effective way to obtain new CCTV and related products and technologies, add experienced personnel, access additional channels of distribution, expand into new geographic territories, diversify its customer base and improve operating efficiencies through economies of scale. The Company believes that the CCTV industry is in the process of consolidating, which should present additional opportunities for growth through acquisitions. During 1995, the Company completed three acquisitions, and thus far in 1996 the Company completed two acquisitions and made a minority investment in one company.

  1995 Acquisitions -- Koyo, Diamond and GPS

     In March 1995, Ultrak acquired certain assets of the CCTV division of Koyo, adding the patented ball camera, which is ideal for museum, residential and high-end commercial installations and offers a high level of performance and installation simplicity. In July 1995, Ultrak acquired Diamond, a manufacturer of commercial video CCTV security and surveillance systems used by large retailers and municipalities and of viewing systems used by industry in hazardous settings. The Diamond acquisition added industrial viewing equipment and high speed dome-mounted camera systems. In November 1995, Ultrak acquired GPS, adding a complete range of advanced CCTV accessories, including camera housings, mounting brackets, camera pan-and-tilt mechanisms, perimeter protection systems and software-driven camera control systems. Diamond was acquired for $3.8 million in Common Stock and Koyo and GPS were acquired for aggregate consideration of approximately $1.5 million in cash and Common Stock. Diamond's net sales during its last full fiscal year prior to the acquisition were approximately $11.8 million and Koyo's and GPS's net sales prior to their acquisitions were immaterial.

  MAXPRO

     Effective July 1, 1996, Ultrak acquired approximately 75% of the outstanding stock of MAXPRO in exchange for approximately $8.2 million in cash, plus deferred consideration payable in Common Stock with a minimum value of $900,000 payable over a two-year period ending August 1, 1998. The Company also has a right of first refusal with respect to the remainder of the outstanding stock of MAXPRO. MAXPRO, a manufacturer and distributor of CCTV products based in Perth, Western Australia, adds large scale CCTV switching systems to the Company's product line and enables the Company to enter several new target geographic and customer markets. MAXPRO's CCTV switching systems consist of sophisticated, matrix video switching software that is coupled to a computer-controlled security input and output network. The systems allow a virtually unlimited number of input and output devices, including cameras, domes, VCRs and access control devices, to work together seamlessly. MAXPRO's systems are the base component of large CCTV systems, and the acquisition should provide Ultrak with enhanced opportunities for additional sales of peripherals such as domes, computer-based control equipment and accessories manufactured by Diamond. MAXPRO's CCTV systems are installed worldwide in casinos, airports, mines, nuclear power plants, prisons, military bases, office buildings and city surveillance systems. The three founders of MAXPRO active in its operations have entered into employment agreements with MAXPRO whereby they will remain actively involved in its day-to-day operations.

     MAXPRO established a U.S. sales office in Las Vegas in February 1996 and, since the close of the acquisition, this office, working with Ultrak selling groups, has sold integrated Ultrak CCTV systems to several customers including Harrah's Casino in Las Vegas. MAXPRO's installation sites include London's Heathrow Airport, the Singapore Airport, major casinos in Australia including the Sydney Harbour Casino, downtown streets in the city of Perth, prisons and one of the world's largest diamond mines. In addition, MAXPRO has installations in Indonesia, Ireland, Malaysia, New Zealand, Thailand, Taiwan and South Africa. The product has applications in any industry that requires surveillance utilizing video or alarm monitoring.

     MAXPRO's net sales were approximately $8.0 million for the twelve months ended June 30, 1996.

  Bisset

     In September 1996, Ultrak acquired all of the outstanding share capital of Bisset, based in Paris and one of France's largest distributors of CCTV products, for $5.0 million in cash, 289,855 shares of Common Stock, $2.5 million in deferred consideration payable in cash and Common Stock and up to an additional $2.5 million payable in cash and Common Stock, if certain pre-tax income levels are attained by Bisset over a one-year period beginning July 1, 1996. Bisset distributes products from manufacturers such as Diamond, Mitsubishi, Samsung, Sanyo, Ikegami and Pentax. It sells to installing dealers and systems integrators and provides technical support and full warranty repair and service. Bisset also designs, markets and sells audio equipment including mixers, equalizers, speakers and public address equipment under its own brand, BST, for the professional audio market. Bisset provides the Company with a prominent entry into the strategically important French market and provides the Company with expanded sales opportunities in Western Europe. The two former owners of Bisset active in its operations have entered into employment agreements with Bisset whereby they will remain actively involved in its day-to-day operations.

     Bisset's net sales were approximately $17.8 million for the year ended December 31, 1995.

  Lenel

     In September 1996, Ultrak acquired approximately 24% of the outstanding stock of Lenel, a privately-held software company specializing in security access control based in Fairport, New York, for $2.6 million in cash. Additionally, Ultrak received a warrant that enables it to increase its equity ownership in Lenel over time and signed a reseller agreement with Lenel whereby Ultrak is a worldwide reseller of Lenel's products (excluding Norway and Sweden). Ultrak also has a right of first refusal with respect to the stock of Lenel's founders and has the right to designate one director of Lenel (and one additional director for each five additional directors serving on Lenel's Board of Directors). Lenel's flagship product, OnGuard Plus, is an integrated multimedia security system, offering identification management, access control and alarm monitoring. The software, which runs on Windows, Windows 95 and Windows NT platforms, provides advanced security and facility management via open systems architecture, flexibility, modularity and an easy to use Graphical User Interface (GUI). The investment in Lenel and the reseller agreement with Lenel demonstrate the Company's implementation of its strategy to add access control products to its CCTV security and surveillance systems. Lenel sells its products to installing security dealers and systems integrators. Installation sites include Yale University, the University of Rochester and the Bank of Norway. The two founders of Lenel have entered into employment agreements with Lenel whereby they will remain actively involved in its day-to-day operations.

     Lenel's net sales were less than $1.0 million for 1995. The Company accounts for its investment in Lenel using the equity method.

     The Company intends to continue aggressively pursuing growth both internally and through acquisitions. The Company recently entered into a letter of intent to acquire a Belgium-based CCTV distributor with net sales of approximately $5.7 million in 1995 for approximately $400,000 in cash. The Company is currently engaged in preliminary discussions with several potential acquisition candidates that present opportunities to

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

expand the Company's distribution channels, to grow its customer base and to add to its product line. Although it has no binding commitments to acquire such candidates, management believes that it is likely in the next few months that the Company may acquire certain of these candidates. Consideration may be paid in cash, Common Stock or a combination of the two, and any transaction may include earnout consideration payable in cash or Common Stock or a combination of the two. Actual expenditures on acquisitions could be significantly more or less than presently anticipated due to events not presently foreseen by management. There can be no assurances, however, that the Company will complete any of these acquisitions or any other acquisition.

MARKETING AND SALES

     Ultrak operates through highly focused selling groups organized according to Ultrak's target markets: security and surveillance, industrial, mobile video, traffic management and dental and medical applications. Ultrak's customer-focused structure allows for individual attention to each target market, quick response to customer needs and early identification of market requirements and new product ideas. Generally, the Company reaches each target market through regional sales professionals supported by telemarketing, catalogs, direct mail, magazine advertising and industry trade shows.

     The Company uses different brand names for products sold through each of its selling groups to maximize market penetration of each selling group, to minimize market channel conflicts and to differentiate products by features, applications and price. The Company's brand names include Ultrak, Exxis, Smart Choice, Mobile Video Products, Diamond Electronics, Industrial Vision Source, MAXPRO, BST and UltraCam. Seventy-nine percent of the products sold by the Company in the first nine months of 1996 carried Ultrak brand names. The Company also sells brands such as Panasonic, Mitsubishi, Dedicated Micros and Sony.

     The professional security and surveillance customer market consists of three tiers: wholesale distributors of CCTV equipment, dealers and systems integrators who install systems and certain end users. Ultrak has historically maintained three distinct selling groups that target each of these market channels. These selling groups focused on their respective channels and were free to cater to the specific requirements of their customer base. The Company minimized conflicts between these different market tiers by maintaining strict pricing rules and marketing guidelines for each selling group and open communication with customers. As a result of its expanding product line and desire to minimize potential future channel conflicts, the Company is in the process of combining these three selling groups into one consolidated selling group. While the Company will continue to serve each of these three market tiers, management believes that streamlining the manner in which it serves them will result in operating efficiencies and stronger relationships with installing dealers and systems integrators. The professional security and surveillance market is Ultrak's largest market. Ultrak's sales to the professional market increased by 27% in 1995, exceeding the 11% average growth rate projected by Hallcrest Systems for the professional market through the year 2000.

     The Company continually attempts to develop services and marketing tools to enhance the efforts of each of its marketing personnel. For example, as part of its customer-driven sales approach, Ultrak has designed and developed its CCTV Designer(TM) software, a new software system that allows Ultrak's installing dealers to design complex CCTV systems with very little technical knowledge. This proprietary system capitalizes on Ultrak's technical knowledge and improves the efficiency of the selling process. Once an installing dealer has used the CCTV Designer software, the dealer places a call to Ultrak's host computer which configures the system using Ultrak components. In addition, Ultrak arranges third party leasing services for its business customers. The ability to present leasing as an option to customers is an important selling tool -- it makes the equipment more affordable, helps close sales and enables the customer to maintain the most up-to-date equipment and the newest CCTV technology.

     In the consumer security and surveillance market, Ultrak helped pioneer the retailing of CCTV equipment for sale directly to the consumer. The Company addresses this market by offering video observation kits (both wired and wireless) designed and packaged specifically for small business and residential applications. These products are sold under the Exxis label at Sam's Wholesale Clubs and under the Smart Choice and other labels elsewhere. The Company was the first to introduce wireless CCTV systems for sale to the consumer market; these products are sold under the BabyCam(TM) trademark to the juvenile products market, and under the EasyWatch(TM) trademark to the general surveillance market. Uses of the EasyWatch system include the remote monitoring of reception areas in small businesses, entranceways and pool areas, and "keeping an eye on" the infirm. Retailers offering Ultrak products to consumers include wholesale clubs, mass retailers, office product superstores and electronics superstores. The consumer security and surveillance market is Ultrak's second largest market.

     Ultrak sells products to the industrial market through its Industrial Vision Source group. Sales to this market are made primarily through direct marketing, consisting primarily of telemarketing and direct mail. As a division of Ultrak, Industrial Vision Source benefits from Ultrak's engineering support and purchasing power, which provides an advantage over its known competitors in this market. With the backing of its engineering staff, the Company provides custom camera solutions for OEM applications. The Company maintains a large inventory of products on hand, allowing it to ship most products within 24 hours of receipt of the order, resulting in high customer satisfaction.

     Sales to the mobile video market are made by Ultrak's Mobile Video Products group. The Company primarily markets its products in this market through a network of dealers that target customers, including school districts, police and fire departments and other owners of fleets of transportation vehicles. During 1995, Ultrak developed a special line of transit bus observation systems that allow up to four cameras to be recorded onto one tape by means of a multiplexer. During 1995, Ultrak purchased United States Patent No. 5,319,394 covering "Systems for Recording and Modifying Behavior of Passenger [sic] in Passenger Vehicles." Ultrak is now licensing this patent to other manufacturers of school and transit bus video systems, and believes it has become a leader in the market covered by the patent.

     Ultrak targets the traffic management market through Diamond. Diamond markets its traffic management products primarily through direct marketing to governmental entities and systems integrators. For example, Diamond sold its CCTV domes directly to the city of Columbus, Ohio for installation at major intersections. Diamond also sold a system to Montgomery County, Maryland, which uses the Company's domes to monitor traffic; scenes recorded by these domes can be viewed by county residents on a special cable TV channel.

     Ultrak markets its UltraCam intraoral camera to dentists through an extensive dealer network. These dealers specialize in products for the dental market. The Company believes that this method allows it to maximize sales growth with a minimum of overhead, and views this network as a competitive advantage since most of the Company's competitors in this market have direct sales forces. Additionally, the Company believes that UltraCam is the market leader in intraoral camera systems for dental offices with more than one treatment room.

     Ultrak began actively pursuing the international market in 1995. In 1995 and early 1996, Ultrak sold its products in a number of countries including Mexico, Brazil, Argentina, England, France, Germany, Denmark, India, China, South Korea, Japan, The Philippines and Australia. The Company believes that the international potential for its products is at least equal to the United States market. In late 1995, the Company created a separate selling group to focus on the Far Eastern markets. Other international markets are reached through the efforts of the existing domestic selling groups. In the third quarter of 1996, the Company acquired MAXPRO and Bisset, which will substantially expand the Company's presence internationally.

PRODUCT DESIGN AND DEVELOPMENT

     Ultrak's engineering and product development staff works directly with its customers to design new products and product enhancements, and coordinates with its contract suppliers to manufacture certain Ultrak branded products. Ultrak has developed a strong engineering staff to work with its selling and marketing groups to develop new products and product line extensions that promptly respond to customer needs. As a result, Ultrak believes that it can develop technologically superior products with customer-desired performance capabilities that address new applications at lower prices than competitive products. For example, the Company introduced some of the first wireless CCTV systems available for sale to the consumer market, sold under the BabyCam and EasyWatch trademarks. Further, in 1995 the Company developed one of the first

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

integrated color video observation systems, an observation system for transit bus applications, a rear vision observation system for large vehicles and a line of cost-competitive quad systems. Both MAXPRO and Lenel also have engineering and product development staffs that are substantially responsible for the development of their products. Bisset also is responsible for designing its audio products.

     The Company believes that one of the major accomplishments of the engineering and development group has been the recent design and development of the DAVE(TM) (Duplex Analog Video Encoding) technology, a system designed to provide complete, continuous video coverage of large areas by employing a large array of cameras connected to a single loop of coaxial cable. DAVE is targeted for sale to large retailers and other end users who require extensive surveillance systems. Management expects commercial installations of DAVE products to commence in the first half of 1997.

     Diamond announced the development of the SmartScan III system in the third quarter of 1996, a major upgrade of its high speed pan & tilt dome system. The SmartScan III system, which fits into 6" or 9" dome housings, is substantially faster and quieter than Diamond's current surveillance systems because it is smaller and has been developed with a unique mechanical design. The Company believes it is the fastest system currently available on the market. Management expects SmartScan III to be available for commercial installation in the first half of 1997.

     Developed by MAXPRO's engineering group, the MAX-1000 CCTV management system was first introduced in 1988. In order to ensure that the highest functionality can be realized from new technologies in peripheral equipment, the development of the MAX-1000 is ongoing: new hardware is developed and introduced every year, and the software is now in its fourth generation.

     Bisset designs the audio equipment it sells under the BST brand name. The equipment is manufactured in the Far East by contract manufacturers. Bisset endeavors to offer the most innovative products with the newest features available in the French audio market. Bisset's product design and development efforts are currently focused on expanding its product offering for the public address (PA) market, a market that is synergistic with the CCTV market because it is often the same dealer who installs the CCTV and PA systems.

     As of September 30, 1996, the Company had a full-time engineering staff of 38 employees compared to four as of December 31, 1994. Because of the complex and highly specialized requirements of Ultrak products, these employees are experienced in a wide range of engineering disciplines including charged-couple device ("CCD") technology, analog and digital signal processing and systems integration. In addition, the Company's primary international contract manufacturer employs a number of engineers who are primarily dedicated to research and development efforts of products sold by Ultrak. As a result of the acquisition of MAXPRO, the Company has added nine full-time engineers.

PRODUCTS

     The Company's motto, "Quality Products That Make a Difference," summarizes the Company's strategy of developing technologically advanced and cost-effective products that are unique and solve customers' specific needs or problems. Through in-house product development, and with the product lines the Company obtained through acquisitions, Ultrak offers a broad line of Ultrak branded CCTV products. The Company's brand names include Ultrak, Exxis, Smart Choice, Mobile Video Products, Diamond Electronics, Industrial Vision Source, MAXPRO, BST and UltraCam. The Company also sells brands such as Panasonic, Mitsubishi, Dedicated Micros and Sony. The Company's net sales of products bearing Ultrak brand names were 70% and 79% in 1995 and the first nine months of 1996, respectively.

     The Company's CCTV products include a broad line of cameras, lenses, high-speed dome systems, monitors, time-lapse recorders, multiplexers, quad processors, switchers, wireless video transmission systems, computerized observation and security systems, control matrix switching systems and accessories. Other products include access control systems, electronic article surveillance systems, patient education systems and professional audio products.

     Ultrak's CCTV product categories can generally be divided into components and systems, and include the following:

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

  Components

     Cameras. Today's cameras all use CCD's, a type of integrated circuit, to sense the light emitted by a scene. Ultrak sells a complete line of general purpose cameras, including a patented ball camera which was made available by the 1995 acquisition of Koyo's CCTV division, as well as covert cameras. Specialized camera features include color imaging, low-light sensitivity, high resolution, back light compensation and miniature size.

     Lenses. Much like high-grade photographic cameras, most CCTV cameras are not sold with a lens installed. Users select from an array of fixed focal length and zoom lenses to fit their application. Some lenses include motors to operate the zoom feature by remote control. Ultrak offers lenses from all major lens manufacturers.

     Camera housings. Camera housings protect cameras from tampering, dust, dirt, water, extreme temperature and other hazards of the environment. Ultrak offers a complete line of Ultrak brand housings and mounting hardware, including a line of unique, low-cost housings made from a new polymer compound called UltraDur(TM).

     Pan-and-Tilts. "Pan-and-tilts" are motorized robotic devices which support a CCTV camera and allow it to be pointed by remote control. Typically, a pan-and-tilt device can move a camera at a rate of up to 60 degrees per second. Ultrak acquired its own line of pan-and-tilt products, including control systems, with the acquisitions of GPS and Diamond.

     Domes. A dome is a camera enclosure shaped like a sphere. Typically, the dome includes a pan-and-tilt mechanism as described above. Some domes, such as those manufactured by Diamond, include fast, compact pan-and-tilt mechanisms which can move cameras very rapidly -- pan speeds of up to 125 degrees per second and tilt speeds of up to 60 degrees per second. Ultrak's domes are available in four different finishes (clear, smoked, silver and gold) and are frequently used in retail stores and highway systems.

     Monitors. Ultrak offers black-and-white and color video monitors with screen sizes ranging from 9 inches to 32 inches. Professional-grade CCTV monitors typically offer higher resolution than basic television sets.

     Video recorders. Professional grade VCR's offer much longer useful lives than their consumer equivalents. Longer recording times are achieved by recording fewer pictures per second than standard television consumer recorders. In addition to offering its own recorders, the Company markets and sells Mitsubishi recorders based on a long-term strategic partnership arrangement with Mitsubishi.

     Multiplexers. Video multiplexers allow the images from multiple cameras to be recorded on a single video tape; most units also control the display of multiple pictures on a single monitor. During playback, the multiplexer ensures that only images from the desired cameras are displayed. Most multiplexers can accept input from up to 16 cameras. Ultrak offers multiplexers from all major manufacturers.

     Quad processors. Quad processors "split" the monitor's image into four "windows," each capable of displaying an image from a different camera. Quads are an economical solution to the problem of viewing and recording multiple cameras in relatively small systems. In early 1996, Ultrak introduced a family of new quad observation systems, which Ultrak believes offers superior performance at lower cost.

     Switchers. Video switchers allow the input to a monitor or video recorder to be selected from one of many cameras. Small switchers are the most economical way to route the images from multiple cameras to a monitor but have the disadvantage, unlike quad processors and multiplexers, of only displaying one image at a time. Sophisticated switchers are used in very large systems that eclipse the capacity of multiplexers and quad processors. Ultrak offers a line of competitive switchers, as well as large switchers as part of integrated dome systems.

     Illuminators. Ultrak offers both LED and infrared illuminators that allow cameras to "see" in complete darkness. Such systems are ideal for the covert use of CCTV at night and in areas where light cannot be tolerated, such as in hospital patient rooms.

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

  Systems

     Control Matrix Video Systems. The acquisition of MAXPRO added sophisticated computer-controlled matrix video switching systems to the Company's product line. MAXPRO's CCTV switching systems consist of sophisticated, matrix video switching software that is coupled to a computer-controlled security input and output network. The systems allow a virtually unlimited number of output devices, including cameras, domes, VCRs and access control devices, to work together seamlessly.

     DAVE technology system. In the Company's view, its DAVE technology represents a significant innovation in CCTV design. Products based on the DAVE technology allow many cameras to be connected to a single coaxial cable, thereby significantly reducing the installation cost of large CCTV systems. DAVE products also offer a significant reduction in the cost of the control and display equipment for large systems as compared to standard multiplexer technology. Management expects commercial installations of DAVE products to commence in the first half of 1997.

     Video transmission systems. Video transmission systems allow pictures from CCTV systems to be transmitted over great distance through telephone lines. Such systems are useful to verify the cause of alarms at remote locations and for general surveillance of unmanned and high-value facilities. Ultrak currently sells video transmission systems manufactured by several suppliers.

     VisiTrak(TM) system. The VisiTrak system is one of a new generation of computer-based control systems entering the market. The VisiTrak system automatically commands a remote pan-and-tilt camera to lock on and follow a moving object within a spotter camera's view.

     Intraoral camera systems. Ultrak's intraoral camera systems, sold under the UltraCam trademark, consist of a miniature camera mounted in a wand, a color video monitor, a color video printer and a mobile cart. Ultrak's UltraCam intraoral camera is one of the most advanced and complete vision systems in the dental market. The system can easily be expanded to cover dental offices with multiple treatment rooms.

     Video observation systems. A video observation system typically consists of one or more cameras and a monitor with built-in switcher or quad, sold together as an easy-to-install kit system.

     Wireless observation systems. Ultrak's wireless observation systems, sold under the BabyCam and EasyWatch trademarks, consist of a small camera with a built-in microphone that transmits image and sound to a lightweight, portable monitor.

     School and transit bus observation systems. These observation systems, designed specifically to meet the needs of the passenger transportation market, typically consist of one or more rugged cameras, a video recorder to record the activity and a heavy gauge steel housing for the VCR.

     RearVision(TM) system. Ultrak's RearVision system consists of a small, rugged camera that can be mounted on the back of any large vehicle, and a small monitor mounted on the dashboard of the vehicle.

  Other

     Access Control Computer Software. The investment in Lenel added a line of software for security access control systems that offers features such as multimedia identification management, access control and alarm monitoring. The software provides advanced security and facility management via open systems architecture, flexibility, modularity and easy to use Graphical User Interface
(GUI).

     Electronic Article Surveillance. EAS systems are used by retailers to protect merchandise from shoplifters. Small tags are attached to the merchandise and, if not deactivated or removed by a clerk, will set off an audible alarm when the merchandise is taken from the store. In 1996, Ultrak began marketing a new EAS system that the Company believes offers certain advantages over its competitors' systems: it is easy to set up, requires no adjustments, has a higher detection rate and a lower false alarm rate. Ultrak has integrated the EAS system with CCTV to augment the audible alarm with a video record of the shoplifter leaving the store with the stolen merchandise.

     Patient education system. Ultrak offers a CD-based patient education system (UltraView(TM)) that is marketed and sold to dentists along with the intraoral camera system. It allows patients to learn about various dental related topics while waiting for the dentist or hygienist.

     Audio Products. The acquisition of Bisset provided the addition of a line of audio products including mixers, equalizers, speakers and public address equipment under Bisset's own brand, BST, for the professional audio market.

OPERATIONS

     Through the use of non-affiliated contract manufacturers that manufacture most of its branded products, the Company is able to focus its efforts on design, engineering, product development, sales and marketing and customer service. The Company purchases products from suppliers in the United States and imports other products from contract manufacturers in South Korea, Japan, England, Hong Kong, Taiwan and China. The Company has exclusive and non-exclusive sales and marketing rights for certain of the CCTV products it sells, including certain CCTV cameras and systems manufactured in Japan and South Korea. The Company believes that its relationships with its suppliers are good. In most of these relationships, the Company believes that the relationship is as important to the supplier as it is to the Company. Thus, the Company believes that there is a strong, mutually advantageous basis for the trading relationship to continue and grow.

     Delivery times for products imported into the United States vary from one week to two months, depending on the mode of transportation. Because of foreign production lead times, the Company normally makes purchase commitments to these foreign suppliers three to six months in advance of shipment. Therefore, management believes it is necessary for the Company to commit to and carry larger levels of inventory than would be necessary if it used only domestic suppliers. Given order lead times, accurate inventory forecasting is critical. See "Risk Factors -- Dependence upon Product Manufacturers."

     Substantially all of the Company's purchases from its non-affiliated manufacturers are made in United States dollars with the remaining purchases made in Japanese yen and English pounds. To date, the Company has not been materially adversely affected by fluctuations in the valuation of the yen or pound. It is expected that the Company will continue to purchase the vast majority of its products in United States dollars.

     A critical element of the Company's domestic operations is its management information systems. The systems include sales order, materials requirements planning (MRP) and accounting applications. Substantially all inventory, accounts receivable, purchasing, payroll and other corporate business functions are controlled through this integrated computer system located in its Carrollton, Texas headquarters. All domestic sales locations are linked real time through a nationwide network which allows for orders to be entered and shipped from multiple locations.

     Both MAXPRO and Bisset have management information systems with features that include sales order, materials equipment planning and accounting applications; however, the Company does not have access on-line to such systems from its headquarters. While the Company believes that the MAXPRO and Bisset systems are currently sufficient, the Company is evaluating the possibility of implementing a new management information system for each company, which would allow the Company access from its headquarters and real time communications between the Company and its international operations.

     Ultrak believes that one of the keys to its success is its commitment to provide excellent response and service to its customers. Domestic orders can be entered into the Company's Carrollton, Texas-based computer system either directly by the customer through electronic data interchange, by traveling sales representatives using laptop computers or by in-house sales personnel. After the computer system performs an automated check of the customer's account and credit limit, the order is released to be shipped from available inventory at one of the six domestic stocking warehouse locations. Because the Company maintains a relatively large inventory of products, it ships most items within 24 hours of receipt of the order. The Company's domestic stocking warehouse locations are Carrollton (Dallas), Texas; Broomfield (Denver), Colorado; Annapolis, Maryland; Poway (San Diego), California; and Carroll (Columbus), Ohio. Approximately 85% of all domestic shipments are made from the Carrollton, Texas warehouse. Bisset also

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

maintains a relatively large inventory of products and is able to ship most items promptly after the receipt of an order. Because both Diamond and MAXPRO manufacture substantially all of their products, the shipment of their products generally occurs within four weeks after the receipt of an order depending on the size and complexity of the order.

     To ensure complete customer service and satisfaction, Ultrak offers third party leasing services and after-sale service for all equipment sold by the Company.

     Ultrak offers a limited warranty on all products shipped. The Company warrants that its products will conform with Ultrak's published specifications and be free from defects in materials and workmanship. For products sold under the Ultrak name, the Company offers a two-year warranty on cameras, most monitors, observation systems and quad processors. For all other Ultrak equipment, a warranty of one year is offered. For equipment sold under the Smart Choice label, the warranty offered is one year on parts and 90 days on labor. For equipment sold under the Diamond label, the warranty offered is one year on parts and labor; Diamond also offers extended on-site warranty and service contracts nationwide. For equipment sold under the MAXPRO label, the warranty offered is one year on parts and labor. Ultrak specifically disclaims any liability for personal injury or property loss by burglary, robbery, fire or otherwise and disclaims any warranty that its products will provide adequate warning or protection or that its products will not be compromised or circumvented. The Company makes no warranty for products sold under third party brand names (although the warranty, if any, of the product's manufacturer may apply).

     When goods are delivered to Ultrak, a random sampling quality assurance procedure is performed. Selected units are verified for functionality, proper packaging, labeling and documentation. The Company's primary contract manufacturer is ISO9001 certified. The quality assurance procedures in the Company's Ohio plant comply with ISO9001 specifications.

BACKLOG

     As of December 31, 1994 and 1995 and September 30, 1996, the Company had approximately $3.9 million, $6.7 million and $8.0 million, respectively, in order backlog which it considered to be firm. Because purchase orders are subject to cancellation or delay by customers with limited or no penalty, the Company's backlog is not necessarily indicative of future revenues or earnings. Since the Company ships most products within 24 hours of receipt of the order, the Company believes that backlog is not a significant measurement of the Company's financial position.

INTELLECTUAL PROPERTY

     As part of its ongoing engineering and development activities, Ultrak seeks patent protection on inventions covering new products and improvements when appropriate. Ultrak currently holds a number of United States patents and has a number of pending patent applications. MAXPRO has two pending international patent applications and has applied for six international trademarks. Although the Company's patents have value, the Company believes that the success of its business depends more on innovation, sales efforts, technical expertise and knowledge of its personnel and other factors. The Company also relies upon trade secret protection for its confidential and proprietary information.

MANUFACTURING

     On a pro forma basis for the twelve months ended December 31, 1995 approximately 9.8% of the Company's revenues were attributable to CCTV products manufactured at the Company's Carroll (Columbus), Ohio manufacturing facility and approximately 6.6% were attributable to MAXPRO branded products manufactured at its Perth, Western Australia manufacturing facility. The Company believes that these facilities meet its current and anticipated manufacturing needs for the products which it currently manufactures. In addition, Ultrak's product development staff designs and coordinates with its contract suppliers to manufacture certain of its Ultrak branded products as well as coordinates and supervises the assembly and packaging of certain other products by its own employees.

COMPETITION

     The Company faces substantial competition in each of its target markets. Significant competitive factors in the Company's markets include price, quality and performance, breadth of product line and customer service and support. Some of the Company's existing and potential competitors have substantially greater financial, manufacturing, marketing and other resources than the Company. To compete successfully, the Company must continue to make substantial investments in its engineering and development, marketing, sales, customer service and support activities. There can be no assurance that competitors will not develop products that offer price or performance features superior to those of the Company's products.

     The Company considers its major competitors to be the CCTV operations of Sensormatic Electronics Corporation, Burle (part of Philips Communication & Security Systems, Inc.), Checkpoint Systems, Inc., Panasonic and Vicon Industries, Inc.

EMPLOYEES

     As of September 30, 1996, the Company had 411 full-time employees employed at seven primary locations and seven field sales offices, of which 154 were sales and sales support personnel, 108 were warehouse/manufacturing personnel, 51 were technical/service personnel, 38 were engineering and product development personnel and 60 were administrative and managerial personnel.

     The Company's future success will depend in large part upon its ability to attract and retain highly skilled technical, managerial, financial and marketing personnel, who are in great demand. No employee is represented by a union or covered by a collective bargaining agreement, and the Company has not experienced a work stoppage or strike. The Company considers its employee relations to be good.

     The Company has a formal employee partnership philosophy that the Company believes contributes significantly to its success. During monthly "partners' meetings," all employee-partners are informed about the state of the Company and key events that took place during the preceding month and given the opportunity to ask questions, make suggestions and comment.

     The Company's employee partnership philosophy statement is as follows:

     Everyone working at Ultrak is considered to be a partner. Each employee-partner pitches in to get the job done, is encouraged to grow both professionally and personally, is recognized for individual achievement, and works in a cheerful and friendly team environment. There is no room for prima donnas or hierarchies. All employee-partners share in the Company's profits. Ultrak extends its partnership philosophy to its suppliers and customers as well.

FACILITIES

     The Company's headquarters are currently located in approximately 69,000 square feet of leased office and warehouse space in Carrollton, Texas, pursuant to a lease expiring in May 1999. Although the Company believes this facility is adequate to meet its present needs, the Company has leased on a short-term basis additional office space and has purchased approximately 14 acres of land in Lewisville, Texas for the construction of an approximately 140,000 square foot new office and warehouse facility it intends to sell to a financing institution and leaseback under an operating lease. The Company also leases additional office/warehouse space in Broomfield, Colorado; Annapolis, Maryland; Fort Lauderdale, Florida; Atlanta, Georgia; Chicago, Illinois; Poway (San Diego), California and Paris, France.

     The Company owns its 72,000 square foot manufacturing facility in Carroll (Columbus), Ohio and leases its 9,900 square foot manufacturing facility in Perth, Western Australia. The Company believes that its Ohio manufacturing facility and Australian manufacturing facility are adequate to meet the Company's present and anticipated manufacturing needs for products that it currently manufactures.

LEGAL PROCEEDINGS

     The Company is not aware of any material pending or threatened legal proceedings to which the Company is or may be a party. The Company knows of no other legal proceedings pending or threatened or judgments entered against any director or officer of the Company in their capacity as such.

     On June 16, 1995, P.A.T. Co. and Kustom Signals, Inc., each a Kansas corporation, filed suit against Ultrak in the United States District Court for the District of Kansas (P.A.T. Co. and Kustom Signals, Inc., Plaintiffs v. Ultrak, Inc., Defendant), claiming unspecified damages for, and seeking injunctive relief against, patent infringement, trademark infringement, common law infringement and unfair competition relating to The Witness(TM) product, a vehicle mounted surveillance and video recording system. The plaintiffs charged that Ultrak has infringed upon their Patent Nos. 4,789,904 ("Vehicle Mounted Surveillance and Video Taping System") and 4,949,186 ("Vehicle Mounted Surveillance System"). Ultrak has denied the allegations and asserted affirmative defenses of non-infringement, invalidity and unenforceability, and asserted counterclaims of monopolization and attempt to monopolize, conspiracy to monopolize and unfair competition. Discovery in the case is substantially complete and the case is expected to go to trial in 1997. There can be no assurance that the Company will prevail in this litigation, or that the Company will be able to license any valid or infringed patent on reasonable terms, if at all, if the Company does not prevail. The Company's total sales of The Witness product were approximately $100,000, $250,000 and $380,000 in 1994, 1995 and for the nine months ended September 30, 1996, respectively. In the opinion of the Company's management, if the legal proceeding described above is determined adversely to the Company, it should not have a material adverse effect upon the Company's business, financial position or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the executive officers and directors of the Company.

                      NAME                     AGE                    POSITION
    -----------------------------------------  ---     ---------------------------------------
    George K. Broady.........................  58      Chairman of the Board, Chief Executive
                                                       Officer and President

    James D. Pritchett.......................  50      Executive Vice President, Chief
                                                       Operating Officer and Director

    Tim D. Torno.............................  39      Vice President-Finance, Secretary,
                                                       Treasurer and Chief Financial Officer

    William C. Lee(1)........................  57      Director

    Charles C. Neal(1).......................  37      Director

    Robert F. Sexton(1)......................  61      Director

    Roland Scetbon...........................  51      Director

---------------
(1) Member of the Audit and Compensation Committees.

     George K. Broady became Chairman of the Board, President and Chief Executive Officer of the Company in March 1991. From 1988 to 1991, Mr. Broady was the President and owner of Geneva Merchant Bankers of Dallas, Texas. Prior to 1988, Mr. Broady was Chairman and Chief Executive Officer of Network Security Corporation, a company that he founded in 1970. Mr. Broady received his Bachelor of Science degree (cum laude) from Iowa State University in 1960.

     James D. Pritchett joined the Company in September 1988 as Chief Operating Officer. He was elected Director in August 1989 and became Executive Vice President in October 1991. From October 1980 to September 1988, Mr. Pritchett was Executive Vice President and Chief Operating Officer of Booth, Inc., a manufacturer of electronic equipment. Mr. Pritchett received his Bachelor of Science degree in Mechanical Engineering from the University of Texas at Arlington in 1969, and his Masters of Science degree in Mechanical Engineering in 1972 from Southern Methodist University.

     Tim D. Torno has been the Vice President-Finance, Secretary, Treasurer and Chief Financial Officer of the Company since August 1988. From May 1980 to August 1988, Mr. Torno was employed by KPMG Peat Marwick in Denver, New York and Corpus Christi, Texas, in various capacities, including senior manager. Mr. Torno received a Bachelor of Business Administration degree in Accounting (cum laude) from Texas A & M University in 1979 and a Masters of Business Administration degree (with honors) in 1993 from the University of Phoenix, Denver, Colorado and is a Certified Public Accountant.

     William C. Lee became a director of the Company in May 1994. Mr. Lee has been the Senior Vice President of the Annuity Board of the Southern Baptist Convention, a pension and insurance management company, since July 1991. Mr. Lee served as a Managing Director of Geneva Merchant Bankers of Dallas, Texas from 1989 until 1991. Mr. Lee earned his Bachelor of Business Administration degree from Texas A & M University in 1962 and his Masters of Business Administration degree from Southern Methodist University in 1966 and is a Certified Public Accountant.

     Charles C. Neal became a Director of the Company in May 1994. Mr. Neal has been President of Chas. A. Neal & Company of Miami, Oklahoma, a company which owns interests in oil and gas properties and in various corporations in several industries, including banking, since 1989. From 1985 to 1989, Mr. Neal was with Merrill Lynch & Co. Mr. Neal received his Bachelor of Arts degree in Economics from the University of Oklahoma in 1981 and a Juris Doctor/Masters of Business Administration degree from the University of Chicago Law School and Graduate School of Business in 1985.

     Robert F. Sexton became a Director of the Company in May 1995. Mr. Sexton has been President of Bakery Associates, Inc., a company which brokers bakery packaging goods, since 1983. From 1973 to 1983, Mr. Sexton was Executive Vice President and a director of Campbell Taggart, Inc., a baking company. Mr. Sexton is also a director of Republic Gypsum Company, a New York Stock Exchange-listed manufacturer and distributor of paperboard. Mr. Sexton earned his Bachelor of Business Administration degree in Industrial Management in 1956 from the University of Texas.

     Roland Scetbon became a Director of the Company in September 1996. Mr. Scetbon was one of the two principal owners of Bisset and has served as President and Managing Director of Bisset since the Company purchased it in September 1996. Prior to that time, Mr. Scetbon had been associated with Bisset since 1966, most recently serving as President. Mr. Scetbon's election as a Director of the Company was in conjunction with the acquisition of Bisset.

                       PRINCIPAL AND SELLING STOCKHOLDER

     The following table sets forth certain information concerning the beneficial ownership of the Common Stock, as of September 30, 1996, by (a) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (b) each of the directors and executive officers of the Company,
(c) the Selling Stockholder and (d) all executive officers and directors as a group. See "Risk Factors -- Control of the Company by Principal Stockholder."

                                                SHARES BENEFICIALLY
                                                       OWNED                       SHARES BENEFICIALLY
                                                    PRIOR TO THE                          OWNED
                                                      OFFERING          SHARES      AFTER THE OFFERING
                                                --------------------     BEING     --------------------
             BENEFICIAL OWNER(1)                 NUMBER      PERCENT    OFFERED     NUMBER      PERCENT
----------------------------------------------  ---------    -------    -------    ---------    -------
George K. Broady(2)...........................  2,190,435      19.6%         --    2,190,435      15.7%
James D. Pritchett(3).........................    161,996       1.5          --      161,996       1.2
Roland Scetbon(4).............................    131,944       1.2                  131,944       1.0
Tim D. Torno(5)...............................     53,750         *          --       53,750         *
William C. Lee................................     29,667         *          --       29,667         *
Charles C. Neal(6)............................    156,909       1.5          --      156,909       1.2
Petrus Fund, L.P.(7)..........................     92,460         *      92,460           --         *
Robert F. Sexton(8)...........................    103,066       1.0          --      103,066         *
All executive officers and directors as a
  group (seven persons)(9)....................  2,827,767      24.9%         --    2,827,767      20.0%

---------------

* less than 1%

(1) Except as otherwise indicated, the persons named in the table possess sole voting and investment power with respect to all shares shown as beneficially owned.

(2) Includes 166,667 shares held by a trust for the benefit of members of Mr. Broady's extended family, of which Mr. Broady serves as sole trustee, 148,851 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days and 406,981 shares issuable upon conversion of shares of the Series A Preferred Stock owned by Mr. Broady. Mr. Broady disclaims beneficial ownership of the shares of Common Stock owned by the trust. Mr. Broady owns all 195,351 outstanding shares of Series A Preferred Stock and each share of Series A Preferred Stock has 16.667 votes on all matters submitted to a vote of stockholders. Through his ownership of Common Stock and the Series A Preferred Stock prior to the offering, Mr. Broady controlled over 35% of the voting power of all outstanding shares of capital stock, and following the offering will control approximately 30% of the voting power. Mr. Broady's address is 1220 Champion Circle, Suite 100, Carrollton, Texas 75006.

(3) Includes 124,167 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days held by Mr. Pritchett.

(4) All of the shares are owned by Frida, S.A., a corporation owned by Mr. Scetbon.

(5) Includes 53,750 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days held by Mr. Torno.

(6) Comprised of 9,650 shares owned by Pantheon, Incorporated, a corporation owned by Mr. Neal and his wife, and 147,259 shares owned by Chas. A. Neal & Company, a corporation of which Mr. Neal is President.

(7) Comprised of 92,460 shares of Common Stock issuable upon exercise of a warrant issued to Petrus Fund, L.P.

(8) Includes 5,556 shares owned by Mr. Sexton's wife.

(9) Includes options to purchase an aggregate of 326,768 shares held by Messrs. Broady, Pritchett and Torno.

                          DESCRIPTION OF CAPITAL STOCK

     The Company has authorized capital stock consisting of 20,000,000 shares of Common Stock, $0.01 par value, and 2,000,000 shares of Preferred Stock, $5.00 par value.

COMMON STOCK

     All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby when issued and paid for will be, fully paid and nonassessable. All holders of Common Stock have full voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Votes may not be cumulated in the election of directors. Stockholders have no preemptive or subscription rights. The Common Stock is neither redeemable nor convertible, and there are no sinking fund provisions. Holders of shares of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and are entitled, upon liquidation, to share ratably in all assets remaining after payment of liabilities. See "Dividend Policy." The rights of holders of Common Stock will be subject to the preferential rights of the Series A Preferred Stock and any preferential rights of any Preferred Stock which may be issued in the future.

     The transfer agent and registrar for the Common Stock is Securities Transfer Corp.

PREFERRED STOCK

     Subject to Nasdaq National Market rules, the Board of Directors of the Company is authorized (without any further action by the stockholders) to issue Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends on the Common Stock. Also, holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common Stock. In addition, under certain circumstances, the issuance of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without stockholder approval, may issue Preferred Stock with voting and conversion rights which could adversely affect the holders of Common Stock.

     The Company's Board of Directors has designated 195,351 shares of Preferred Stock as Series A Preferred Stock, all of which is owned by Mr. Broady. Holders of the Series A Preferred Stock are entitled to preferential dividends payable quarterly and accruing at a rate of $0.15 per share per fiscal quarter. Upon liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock are entitled to receive the original purchase price of $5.00 per share plus any unpaid dividends accruing to that date in preference to holders of the Common Stock. Each share of Series A Preferred Stock is convertible into
2.083 shares of Common Stock at the option of the holder. Each share of Series A Preferred Stock has voting rights equal to 16.667 shares of Common Stock on all matters submitted to a vote of stockholders. See "Risk Factors -- Control of the Company by Principal Stockholder."

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters named below, acting through J.C. Bradford & Co. and Hoak Breedlove Wesneski & Co. as representatives of the several Underwriters (the "Representatives"), have agreed, severally, to purchase from the Company and the Selling Stockholder, the number of shares of Common Stock set forth below opposite their respective names:


                                                                                NUMBER OF
                               NAME OF UNDERWRITER                               SHARES
    --------------------------------------------------------------------------  ---------
    J.C. Bradford & Co. ......................................................  1,165,000
    Hoak Breedlove Wesneski & Co. ............................................    600,000
    Advest, Inc. .............................................................     45,000
    William Blair & Company, L.L.C. ..........................................     45,000
    The Chicago Corporation ..................................................     45,000
    Cowen & Company ..........................................................     45,000
    Dain Bosworth Incorporated ...............................................     45,000
    EVEREN Securities, Inc. ..................................................     45,000
    First of Michigan Corporation ............................................     45,000
    Interstate/Johnson Lane Corporation ......................................     45,000
    Legg Mason Wood Walker, Incorporated .....................................     45,000
    McDonald & Company Securities, Inc. ......................................     45,000
    Morgan Keegan & Company, Inc. ............................................     45,000
    Needham & Company, Inc. ..................................................     45,000
    Principal Financial Securities, Inc. .....................................     45,000
    Rauscher Pierce Refsnes, Inc. ............................................     45,000
    Raymond James & Associates, Inc. .........................................     45,000
    Wheat First Butcher Singer ...............................................     45,000
    George K. Baum & Company .................................................     35,000
    Cruttenden Roth Incorporated .............................................     35,000
    Dominick & Dominick, Incorporated ........................................     35,000
    First Southwest Company ..................................................     35,000
    Laidlaw Equities, Inc. ...................................................     35,000
    Pennsylvania Merchant Group Ltd ..........................................     35,000
    Sanders Morris Mundy Inc. ................................................     35,000
    Scott & Stringfellow, Inc. ...............................................     35,000
    Southwest Securities, Inc. ...............................................     35,000
                                                                                ---------
              Total...........................................................  2,800,000
                                                                                =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Stockholder have been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.80 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After this offering, the price to public and such concessions may be changed.

     The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of the effectiveness of the offering, to purchase up to 420,000 shares of Common Stock to cover over-allotments, if any. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown on the table above bears to the total number of shares in such table, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell these additional shares on the same terms as those on which the 2,800,000 shares are being offered.

     The Company, the directors and executive officers of the Company and certain other principal stockholders have agreed with the Representatives not to offer, sell or otherwise dispose of any of the Common Stock owned by them prior to the expiration of 90 days from the date of the effectiveness of the offering, without the prior written consent of the Representatives, except with respect to the grant and the exercise of stock options granted or to be granted under the Company's stock option plans.

     The Underwriting Agreement provides that the Company and the Selling Stockholder will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or will contribute to payments that the Underwriters or any such controlling persons may be required to make in respect thereof.

     In connection with this offering, certain Underwriters and selling group members who in the past have acted as market makers in the Common Stock may engage in passive market making activities in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Underwriters and other participants in the distribution of the Common Stock generally are prohibited during a specified time period (the "qualifying period") determined in light of the timing of the distribution, from bidding for or purchasing the Common Stock or a related security except to the extent permitted under applicable rules, primarily Rules 10b-6 and 10b-6A. Rule 10b-6A allows, among other things, an Underwriter or member of the selling group for the Common Stock to effect "passive market making" transactions on the Nasdaq National Market in the Common Stock during the qualifying period at a price that does not exceed the highest independent bid for that security at the time of the transaction. Such a passive market maker must not display a bid for the subject security at a price in excess of the highest independent bid, and generally must lower its bid if all independent bids are lowered. Moreover, the passive market maker's net purchases of such security on each day of the qualifying period shall not exceed 30% of its average daily trading volume during a reference period preceding the distribution.

     J.C. Bradford & Co. and Hoak Securities Corp. served as managing underwriters in a public offering of Common Stock by the Company in May 1996. Subsequent to that offering, Hoak Breedlove Wesneski & Co. purchased certain assets and assumed certain liabilities of Hoak Securities Corp.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 or on the Internet at http://www.sec.gov. The Common Stock is traded on the Nasdaq National Market and certain of the Company's reports, proxy materials and other information may be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus, which constitutes a part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission, although the Company believes such summaries accurately describe all material provisions of such documents. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K for the year ended December 31, 1995; (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (iii) Form 8-K dated August 23, 1996, with respect to the acquisition of MAXPRO; (iv) Form 8-K dated October 11, 1996, as such Form 8-K was amended by the Company's Form 8-K/A (Amendment No. 1), with respect to the acquisition of Bisset; and (v) that portion of the Company's Prospectus dated May 30, 1996 (which also forms a part of the Company's Registration Statement on Form S-2, Registration No. 333-02891), that contains the financial statements of Diamond and the report thereon by Norman, Jones, Enlow & Co.

     Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering shall be deemed incorporated by reference in this Prospectus and to be made a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference as a part of the Registration Statement (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests should be directed to the principal executive office of the Company, 1220 Champion Circle, Suite 100, Carrollton, Texas 75006,
Attention: Investor Relations, telephone number (214) 280-9355.

                                 LEGAL MATTERS

     The legality of the issuance of the shares of Common Stock covered by this Prospectus will be passed upon for the Company by Gardere & Wynne, L.L.P., Dallas, Texas and for the Underwriters by Hughes & Luce, L.L.P., Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company and subsidiaries as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995 incorporated by reference herein have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report thereon incorporated by reference herein, and are incorporated by reference in reliance upon the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Diamond and subsidiary as of January 2, 1994 and January 1, 1995 and for the two years then ended incorporated by reference herein have been audited by Norman, Jones, Enlow & Co., independent certified accountants, as stated in their report thereon incorporated by reference herein, and are incorporated by reference in reliance upon the authority of that firm as experts in accounting and auditing.

     The financial statements of MAXPRO as of and for the fiscal year ended June 30, 1996 incorporated by reference herein have been audited by Grant Thornton, chartered accountants, as stated in their report thereon incorporated by reference herein, and are incorporated by reference in reliance on such report given upon the authority of that firm as experts in accounting and auditing.

     The financial statements of MAXPRO as of and for the fiscal year ended June 30, 1995 incorporated by reference herein have been audited by KPMG, chartered accountants, as stated in their report thereon incorporated by reference herein and are incorporated by reference in reliance upon the authority of that firm as experts in accounting and auditing.

     The financial statements of Bisset as of December 31, 1994 and 1995 and for each of the years then ended incorporated by reference herein have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report thereon incorporated by reference herein, and are incorporated by reference in reliance upon the authority of that firm as experts in accounting and auditing.

                                   [PICTURE]

                                     MAXPRO
                               inside of a casino



                                   [PICTURE]

                                     BISSET
                                products in use



                                DAVE TECHNOLOGY
                               logo and products

================================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCE IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.


                             ----------------------


                               TABLE OF CONTENTS

                                                        PAGE
                                                        -----
                Prospectus Summary....................      3
                Risk Factors..........................      7
                Use of Proceeds.......................     11
                Capitalization........................     12
                Price Range of Common Stock and
                  Dividend Policy.....................     13
                Selected Consolidated Financial
                  Data................................     14
                Selected Pro Forma Condensed
                  Consolidated Operating Data.........     15
                Management's Discussion and Analysis
                  of Financial Condition and Results
                  of Operations.......................     17
                Business..............................     22
                Management............................     37
                Principal and Selling Stockholder.....     39
                Description of Capital Stock..........     40
                Underwriting..........................     41
                Available Information.................     42
                Incorporation of Certain Documents by
                  Reference...........................     43
                Legal Matters.........................     43
                Experts...............................     43

================================================================================

================================================================================


                                2,800,000 SHARES


                                 [ULTRAK LOGO]


                                  COMMON STOCK


                             ----------------------

                                   PROSPECTUS

                             ----------------------



                           [J.C. BRADFORD & CO.LOGO]


                      [HOAK BREEDLOVE WESNESKI & CO. LOGO]



                               November 18, 1996

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